SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934
--------------------------------------------------------------------------------
                           TENGTU INTERNATIONAL CORP.
             (Exact name of registrant as specified in its charter)

Delaware                                                   77-0407366
--------------------------------------------------------------------------------
(State or other jurisdiction                            (I.R.S. Employer
of incorporation or organization)                       Identification Number)

                                   Suite 3825
                   First Canadian Place, 100 King Street West
                        Toronto, Ontario, Canada M5X 1E3
--------------------------------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


Registrant's Telephone Number, Including Area Code       (416) 368-8400
                                                    ----------------------------

Securities to be registered under Section 12(b) of the Act:

    Title of each class                        Name of each exchange on which
     to be so registered                       Each class is to be so registered

Tengtu International Corp.                     Nasdaq OTC Bulletin Board
---------------------------------------        ---------------------------------
common stock $.01 par value per share
---------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:


             Tengtu International Corp. $.01 par value common stock
--------------------------------------------------------------------------------
                                (Title of class)

ITEM 1.  BUSINESS
-------  --------

BACKGROUND INFORMATION ON THE COMPANY AND ITS SUBSIDIARIES
----------------------------------------------------------

ORGANIZATIONAL HISTORY

         The corporation now known as Tengtu International Corp. (the "Company") was incorporated on May 6, 1988, in the State of Delaware, under the name of Galway Capital Corporation. The Company was formed as a development stage enterprise for the purpose of seeking potential business ventures. The Company ceased operations during fiscal year 1990 -1991, and was inactive until May, 1996, other than its activities in seeking a potential business ventures.

         On August 20, 1993, the Company changed its name to Tower Broadcast, Inc. in order to assist it in searching for a suitable merger or reorganization candidate. On March 20, 1996, the Company, under the name Tower Broadcast, Inc., was cleared by the National Association of Securities Dealers for an unpriced quotation on the over-the-counter electronic bulletin board. The Company sought such clearance because successful negotiation of one or more acquisition or joint-venture opportunities seemed imminent and management foresaw a resultant need to raise capital.

         On May 28, 1996, the Company, in connection with a change in management, changed its name to Tengtu International Corp. This name change was accomplished to reflect the Company's intended business direction and its affiliation with certain Chinese firms in the Chinese educational software industry.

       There have been several changes in the management and control of the Company from the time of its formation in 1988. The Company was incorporated by Patrick C. Brooks and the initial management and directors of the Company were Patrick C. Brooks and Stephanie A. Brooks. Patrick C. Brooks and Stephanie A. Brooks continued in their positions until February, 1995. On February 16, 1995, Patrick C. Brooks resigned as a director of the Company and its President and Chief Financial Officer and Stephanie A. Brooks resigned as a director of the Company and its Secretary. On the same date, Mark A. DiSalvo became a director and President and Chief Financial Officer of the Company and Leah DiSalvo became a director and Secretary of the Company. On January 16, 1996, William C. Pierce was also appointed as a director of the Company.

       On May 31, 1996, Mark DiSalvo resigned as a director and President and Chief Financial Officer of the Company, Leah DiSalvo resigned as a director and Secretary of the Company and William C. Pierce resigned as a director of the Company. On that date, Pak Kwan Cheung was elected and appointed as Chairman of the Company's Board of Directors and as its President and Chief Executive Officer, Stephen Dadson as a director and the Company's Secretary, John Donald Watt, as a director and the Company's Treasurer and Francis Fox and Gordon Reid as directors.

       In June, 1996, Francis Fox resigned as a Company director and Jing Lian and Nan Hai became directors of the Company. In or about January, 1997, Michael Corneilissen became President and a director of the Company.

       On March 14, 1997, Stephen Dadson was removed a Secretary and as a director of the Company and Michael Corneillesen was removed a President and a director of the Company by the Company's Board of Directors in order to clear a management impasse and promote more efficient management of the Company.

       On April 25, 1997, Barry Clark and Millard Roth were appointed as directors. Barry Clark was also appointed as the Company President and Millard Roth as a Vice President. In June, 1997, Michael Nikiforuk was appointed as a Director of the Company. On August 31, 1999, Zhang Fan Qi was elected as a director of the Company.

       Since August 31, 1999, the management and control of the Company have remained the same.


THE BUSINESS OF THE COMPANY
---------------------------

         The Company's operations are carried out through a joint venture, Tengtu United Electronics Development, Co. Ltd. ("Tengtu United"), and four subsidiaries, TIC Beijing Electronics Co., Ltd. ("TIC Beijing")(wholly owned by the Company), Iconix International, Inc. ("Iconix")(44% owned by the Company which constitutes a 30% voting interest as explained below under the heading "ICONIX"), Edsoft Platforms (Canada) Ltd(60.2% owned by the Company) and Edsoft Platforms (H.K.) Limited (wholly owned by Edsoft Platforms (Canada) Ltd. and therefore, 60.2% owned by the Company). These companies engage in the following lines of business in China and Canada: systems integration, development and marketing of educational and entertainment software, animation and multimedia.

           The largest shareholders, other than the Company, in Iconix are (percentages reflect ownership of common stock unless otherwise stated):
Ayelsworth Park Holdings Inc., a Canadian corporation (4.7%), Plum Hollow Investments Inc., an Ontario, Canada corporation (4.7%), Capital Partners Fund I, an Ontario, Canadian limited partnership (100% of convertible preferred shares), B.D. Clark Investments Inc., an Ontario, Canada corporation (10.3%), Greg McLelland (10.3%), James G. Poole (10.3%) and William C. Harker (2.3%). B.D. Clark Investments Inc. is a company owned and controlled by Barry Clark, the a Company director and its President. James G. Poole provides financial consulting and accounting services to Iconix as an independent contractor. Greg McLelland is an officer of Iconix.

             Pursuant to a shareholders' agreement among the Iconix shareholders, the consent of Capital Partners I is required for certain corporate actions including, a change in the number of directors, articles of incorporation or by-laws, a fundamental corporate change, the issuance, redemption, purchase or other acquisition of shares in Iconix, declaration of dividends or distributions, entering into contracts outside of the ordinary course of business, any capital expenditure in excess of $100,000, appointment of auditors, hiring of senior management with a compensation package in excess of $100,000, establishment of subsidiaries and transactions with affiliates. Under this shareholders' agreement, all shareholders, including minority shareholders, have preemptive rights with respect to certain offerings of stock in Iconix. In addition, Capital Partners I has the right to nominate one of Iconix' six directors. None of the other minority shareholders may nominate a director, however, Barry Clark, Greg McLelland, James Poole and Chris Dundas, each of which is a minority shareholder, either individually, or through a corporation they own or control, are Iconix directors.

           The shareholders, other than the Company, in Edsoft Platforms (Canada) Ltd. are: Goodwill Technologies, Ltd., a British Virgin Islands ("BVI") company (17.7%) and Wing Fat Hong, Ltd., a BVI company (22.1%). The understanding of the Company, Goodwill Technologies, Ltd. and Wing Fat Hong, Ltd. grants the two minority shareholders one representative each on the five person Board of Directors of Edsoft Platforms (Canada) Ltd. and also provides that the two principals of Wing Fat Hong shall be employed by Edsoft Platforms (Canada) Ltd. as its Executive Vice President and Vice President of Administration and Corporate Development. Agreements reflecting the this understanding have been prepared, but have not yet been executed.

           Consent of a majority of the members of the Edsoft Platforms (Canada) Ltd. Board of Directors is necessary for the following actions: amendment of the charter, issuance of stock, mergers, asset sales, consolidations or exchanges of Edsoft Platforms (Canada) Ltd. shares, issuance of dividends, dissolution of the company or a subsidiary, changes in legal counsel or auditors, changes in corporate structure, changes in lines of business, bonus and incentive compensation, incurring indebtedness or expenditures in excess of U.S.$50,000 in the ordinary course of business and incurring expenditures in excess of $10,000 outside of the ordinary course of business.


TENGTU UNITED
-------------

         Tengtu United is based in Beijing, China and is 57% owned by the Company. The remaining 43% is owned by Tengtu China, which is unaffiliated with the Company and is owned by the following four Chinese companies: Legend Computer Group, Taiji Computer Corporation, Great Wall Computer Group and Beijing Oriental Lian Fa Technology & Trade Group, Co. Ltd. Zhang Fan Qi, a Tengtu director, is the Chairman of Beijing Oriental Lian Fa Technology & Trade Group Co., Ltd. The other three companies are controlled by either the Chinese Academy of Science or the Chinese Ministry of Electronics. Tengtu United had 3 full time employees as of June 30, 1999 and 25 independent contractors working on software development.

         Tengtu United develops educational and entertainment software for sale to kindergarten through 12 ("K-12") schools in China. The potential market for such software consists of approximately 800,000 Chinese schools with over 200 million students. Tengtu United commenced operations in the first quarter of 1997 and has developed over 30 CD-ROM titles.

         The majority of the software titles developed by Tengtu United are designed to assist students to prepare for Chinese high school and university entrance examinations. These software titles are available by subject matter such as physics, mathematics and chemistry. The remainder of Tengtu United's software titles are animated entertainment games for children.

         Many Chinese schools lack computer systems, networks, operating systems and teachers with computer knowledge. Therefore, Tengtu United also provides information technology solutions to Chinese K-12 schools by providing hardware, networking and operating systems.

         With the assistance of Tengtu China, Tengtu United is continuing its work with the Chinese Ministry of Education and Ministry of Information Technology to advise them on computerized education and teaching and to assist in implementing computerized education in the Chinese schools. Tengtu United also is continuing its work on two "Torch Projects" awarded by the Ministries of Education and Information Technology. Torch Projects are national initiatives aimed at improving the quality of education designated by the Chinese government. The two Torch Projects are the development of a Digital Library System and a General School Computer Networking System. The Digital Library System is to be a computerized database and catalog of educational books and reference materials. The purpose of the General School Computer Networking System is to introduce computer networking to Chinese schools to enable them to realize greater computer efficiency and sharing of computer software. Iconix' UserNet(TM) software could be used in this project.

         Tengtu United has entered the final stages of software development for the Digital Library System and General School Computer Networking System. The Company's management believes that the software developed for these projects will be useful to Chinese K-12 schools and will generate revenues to the Company beginning in late 1999.

         As of June 30, 1999, Tengtu United's software sales performance had been poor because the educational software market has not yet developed as the Company had anticipated. Specifically, Chinese schools lack adequate computer hardware, networks and software platforms and Chinese teachers lack computer training. However, Tengtu United has turned some of these problems into a business opportunity by selling computer hardware, systems and systems integration services to Chinese schools. In doing so, Tengtu United is also creating a market for its software titles. Another reason for the Company's poor software sales performance is computer software piracy, a major problem in China.

         In August, 1999, the Tengtu United and Tengtu China entered into a "Cooperation Agreement" with the Microsoft (China) Co., Ltd. ("Microsoft China") which generally provides as follows:

         1. Microsoft China will license proprietary operating software to Tengtu United;

         2. Microsoft China will appoint Tengtu United as its selling representative for its products in the Chinese K-12 school market;

         3. Microsoft China is to contribute funds for marketing Tengtu United's software products in an amount to be agreed upon;

         4. Microsoft China is to provide technical assistance, installation, training and technical support to Tengtu China with respect to installation of its products under the Torch Program;

         5. Microsoft China is to provide funding to Tengtu United to establish one or more educational product demonstration centers;

         6. Microsoft Inc.'s publishing division, pursuant to a copyright license agreement, will license Tengtu United to sell Microsoft's educational software in China;

         7. The parties understand that this Agreement provides only a framework and substantial implementation plans are subject to further agreement.

         Tengtu realizes revenue from the sales of its software and a markup on providing its "total solution," a bundled package of software marketed under the name of Tengtu-Microsoft Total Solution to K-12 Schools. Tengtu is Microsoft China's exclusive selling representative for the K-12 market in mainland China. Both the Company's and Microsoft's software is integrated on one CD, with a serial number, with both companies' names on the CD. Microsoft China produces the joint CD and ships them to Tengtu United on a COD basis. The programs that are visible to the end users developed by Tengtu United and Microsoft China have been converted to Chinese characters. Each party pays its translation costs. Certain of the Microsoft programs, which are not visible and commonly known as "back room" programs, may not be translated.

           Tengtu United ships the CD's received from Microsoft China to either the school districts directly or, where applicable, to its local marketing partners, which install the CD and any related hardware. Tengtu United and Microsoft China are available at no charge to consult on the installation of the programs. Microsoft China trains and subsidizes the cost of training for the designee for each school.

         As part of its total solution project, Tengtu United has also entered into agreements with two Chinese hardware manufacturers to supply their products to the Chinese K-12 schools. The first is with Legend Computer Group ("Legend"), a minority owner of Tengtu China, the Company's joint venture partner, and also the largest hardware manufacturer in China. The second with is Taigu Computer

Company ("Taigu"), which manufactures inexpensive desktop computers specifically for use in schools. Under these agreements, Legend, Taigu and Tengtu United are marketing partners recommending each other's products and if Tengtu United's software is sold as part of a package, the marketing partner is charged a wholesale price.

         As of March 1, 2000, Tengtu United has received purchase orders from 3070 Chinese schools for hardware and software products with an average purchase order value of $2,500. If the end user school buys directly from Tengtu United, it is invoiced the retail price. Tengtu United has found it is more cost effective and logistically more efficient to market to distributors who are invoiced a wholesale price. All of the orders received have been shipped and installation has been completed for approximately 300 schools because the schools and distributors do not have adequate technical personnel.

           Microsoft China and Tengtu United are cooperating to come up with a solution to this installation bottleneck. Because Tengtu United views these contracts as the first of a series of a potential series of many contracts, it has delayed invoicing, when requested, until installation is complete. Because the software and hardware offered by Tengtu United is new to the Chinese school system, the Company believes that many schools and school districts will observe how Tengtu United total solution is working before deciding whether to place an order. Also, the Company wants to be in a position to sell the follow-up software titles to the initial purchasers of the start-up package.

         The Company had committed an additional $6,000,000 in funding to Tengtu United for the fiscal year ended June 30, 1998 to develop the application platforms needed by the K-12 market. Tengtu United realized that the software titles developed by it could not be sold in sufficient volume because there was no application software platform to enable the teachers and students to utilize these programs. Accordingly, the marketing focus changed from sales of individual titles through the Chinese retail channels to direct marketing of a "Total Solution" to the school systems. Tengtu United has not yet fulfilled its commitment which it was unable to raise. Tengtu United was therefore forced to downsize its operations and research and development activities in 1998 and 1999 causing substantial disruption of its business plan. This lack of funding combined with the weak market for educational software in China sold through traditional retail channels led to most of the losses reflected in Tengtu United's financial statements. Despite its downsizing, Tengtu United, with the assistance of Tengtu China, has continued to work with the Chinese Ministry of Education and Ministry of Information Technology to find ways to enable Chinese schools to incorporate information technology into teaching. Tengtu China has also provided Tengtu United assistance with research and development.

         Tengtu United and Tengtu China are continuing their significant role in China's initiative to establish an electronic publishing infrastructure with the Chinese Ministry of Education and Ministry of Information Technology. Tengtu United expects to be able to transfer many books onto CD ROM which can be easily accessed and shared once the schools have the necessary infrastructure in order to be able to use software titles. Tengtu China is one of only eight companies that has been granted an electronic publishing license in China and believes that it is the only company in China with a license to publish educational software. The license which was granted by the Chinese Bureau of News on December 1, 1998 is for one year and is renewable each year thereafter upon approval from the Chinese Government.

         Although the current license has expired, Tengtu China has received assurances from the Chinese Bureau of News that it will be renewed and Tengtu China is in the process of filing its renewal application. Despite the assurances received by Tengtu China, there can be no guarantee that the license will be renewed.

         With respect to the development and sale of application software platforms to the K-12 market in mainland China, the Company is aware of the following competitors: IBM China, Novell China and companies marketing Linux based platforms. The Company has no information as to the nature and extent of their sales of application software platforms to the K-12 market. There are a number of domestic Chinese companies, as well as foreign companies, which produce individual software programs which can be utilized by teachers and students. The Company has no knowledge of their sales into the K-12 market at the school and school district level. Certain of these programs are marketed by other companies directly to the students and their parents, but this is not the market in which the Company is initially focusing.

         Tengtu United now focuses on the sale of educational software and hardware systems to Chinese schools to strengthen the market for its software products and exploit synergies with Iconix and its UserNet(TM) product discussed below.

         Tengtu United's competition in China consists of numerous Chinese and foreign software manufacturers

TIC BEIJING
-----------

         TIC Beijing is a wholly owned subsidiary of the Company which commenced operations in July, 1997 and has 40 employees. Five of the employees are responsible for marketing, thirty are responsible for production and engineering and five perform administrative functions. TIC Beijing's primary business is to provide information technology services to the education and entertainment industries in China, focusing on animation and multimedia. Specifically, TIC Beijing has the capability to produce two and three dimensional animation, digital integration for television post-production and digital visual effects for movies.

         TIC Beijing provides its services to major television stations including Central China Television ("CCTV") and Beijing Television. TIC Beijing continues to seek to expand its business to include pre-production, co-production of television shows, distribution of foreign television programs and co-productions of television cartoons. This expansion will require an additional investment of approximately $3 million. Governmental approval is required for the distribution and broadcast of foreign programs.

         TIC Beijing's services are marketed by its own in-house marketing staff with contacts in the Chinese television industry and through attendance at trade shows and conferences.

         TIC Beijing's competition consists of five local Beijing studios. However, none of these studios have both two and three dimensional animation and post-production facilities. In addition, TIC Beijing is the only studio that is foreign owned and believes it has easier access to foreign technology.

         TIC Beijing has a license to operate its business from the Chinese government, which was granted by the Bureau of News on October 11, 1997 and is valid until October 10, 2017, and which is reviewed each year in accordance with standard Chinese government policy. There is no other significant government approval or regulation of its business.

ICONIX
------

           Iconix is a Toronto, Canada based company in which the Company had a 44% interest as of June 30, 1999. The preferred shares in Iconix, held by a third party investor, Capital Partners I, are entitled to approximately 32% of the combined voting power of all classes of Iconix stock. The Company owns approximately 44% of the Iconix common stock which represents the remaining 68% of the combined voting power of all classes of Iconix stock. Therefore, the Company holds a 30% voting interest in Iconix. Iconix and its UserNet(TM) product were acquired from Unisys Canada in May, 1997 for $214,000 [Canadian]. Iconix has 2 employees and 9 independent contractors. The independent contractors provide executive services, through B.D. Clark & Associates, Inc., a consulting company which is owned by Barry Clark, the Company's President and a director, and his wife, finance services, sales, installation, technical and customer educational services.

         Iconix develops and markets middleware network management software exclusively for the K-12 educational software market worldwide. Iconix' UserNet(TM) product allows non-technical school staff to manage complex computer networks with an easy to use tool set. All computing resources, including personal computers, printers, internet resources, software applications and userfiles can be centrally managed through UserNet(TM), resulting in savings in costs and administrative task time. Iconix has sold approximately 750 upgrades since May 1997. Iconix had new sales of approximately 750 UserNet. The initial cost for UserNet(tm) is $3,495 and Iconix charges a per hour/per diem cost to install UserNet(tm) and familarize the persons who will utilize the equipment. There is a $500 annual charge for the use of the UserNet(tm) hotline.

          Iconix is planning to introduce a Mandarin Chinese version of UserNet to bundle with Tengtu United's software titles. The demonstration version of the Mandarin version is now complete. By bundling UserNet with Tengtu United's CD-ROM based courses in Mandarin, Tengtu United and Iconix are attempting to become the major software supplier to the more than 800,000 Chinese schools with over 200 million students. Both Iconix and Tengtu United plan to make use of TIC Beijing's services to provide leading edge sound, multimedia and entertainment content to their K-12 software.

         In March, 1999, Capital Partners I, a Canadian Corporation, invested $999,600 (Canadian) in Iconix in exchange for 588 convertible preferred shares. These funds will be used to finance Iconix' current activities as well as for additional marketing and product development. To date, Iconix has expended approximately $250,000 of that funding in defining and developing network interface software for Novell Networks with NDS directories and for Windows 2000. ACTIVE directory services and anticipates spending another $250,000 for development of these new products prior to December 31, 2000. The estimated dates of completion are for the interface with the Novell directories is June 30, 2000, and the interface with the Windows 2000 directory services is December 31, 2000. As at April 13, 2000, if Capital Partners I were to convert all of its preferred shares, it would own 32% of Iconix' common stock and the Company would own 30%.

         UserNet is marketed and distributed through Iconix' sales force and through its web site at WWW.ICONIX.COM. Its sales force consists of three independent contractors, working under Greg McLelland, Iconix' President, who each devote substantially all of its time to marketing UserNet and its updated versions. Iconix' UserNet name is a registered trademark in Canada and the UserNet source code is copyrighted.

EDSOFT PLATFORMS (CANADA) LTD. AND EDSOFT PLATFORMS (H.K.) LIMITED
------------------------------------------------------------------

         In July, 1999, the Company formed a joint venture company, Edsoft Platforms (Canada) Ltd. ("Edsoft"), in which the Company has a 55% interest, to market and sell educational software (including UserNet and software developed in China by Tengtu United) through Edsoft Platforms (H.K.) Limited, a Hong Kong company wholly owned by Edsoft, tailored to the educational market in Hong Kong. In July, 1999, Edsoft received an investment of H.K.$2,000,000 from private investors in the form of a loan. That loan is included in the the Company's December 31, 1999 interim balance sheet below on the line item titled "SHAREHOLDERS' LOAN." That line item, totaling $361,455, is comprised of the H.K.$2,000,000 loan (U.S.$261,455) and an additional loan to the Company of U.S.$100,000 from Zhang Fan Qi, who became a Company director. Edsoft is in the process of attempting to raise an additional U.S.$5 million in working capital.

         Edsoft Platforms (H.K.) Limited initiated its marketing campaign in Hong Kong in February, 2000 and the Company anticipates that revenue will begin to be generated in the middle of May, 2000.

ebiztengtu.com, Inc.
--------------------

         On March 6, 2000, the Company formed ebiztengtu.com, Inc. in Delaware, as a wholly owned subsidiary to focus on internet related businesses.

EMPLOYEES

         The Company, exclusive of subsidiaries, has two full time employees and six independent contractors.

PLAN OF OPERATION FOR THE REMAINDER OF FISCAL 2000
--------------------------------------------------

         Under the terms of the strategic partnership cooperation agreement announced on January 27, 2000, Microsoft (China) Ltd. is to license its proprietary operating and educational software to the Company, install software, train teachers, provide technical support, contribute funds for marketing jointly developed educational software products and establish a demonstration center for such products in China.

         Tengtu United has begun installing information technology solutions and curriculum software for the first group of 70,000 schools designated by the Chinese government for such installation in the calendar year 2000. The Chinese government is providing financing to some local school systems to purchase mandated technology infrastructure improvements from the Company. Shipments commenced in February, 2000 and Tengtu United plans continue its efforts to complete installation of information technology solutions and curriculum software at all 70,000 schools designated by the Chinese government.

         Tengtu China, the Company's joint venture partner in Tengtu United, holds one of only eight electronic publishing licenses granted by the Chinese government. Tengtu China's electronic publishing license is the only one which covers electronic publication of educational materials. Tengtu China has conveyed that license to Tengtu Electronic Publishing ("TEP"), which has been formed and registered in Beijing, China. Pending a capital contribution by the Company, either in the form of cash or the Company's common stock, it will become a stockholder in TEP or, form a joint venture, and be entitled to certain specific exclusive rights to the use, export and/or import of electronic publication of educational materials. The Company is in the process of ascertaining the estimated value of these electronic publishing rights to be in a position to decide if this is an appropriate investment and, if so, how much to invest and in what form to make that investment.

         TIC Beijing has entered into a joint venture with two leading Canadian production companies, Crawleys, Inc. and Boomstone Entertainment, Inc., to co-produce prime-time entertainment programs estimated to be worth approximately $50 million. TIC Beijing will conduct a major portion of the animation work, utilizing 3D animation production values, for the initial project, which is 26 half-hour segments of "Germs." The implementation of this joint venture is subject to obtaining financing, most of which will qualify for funding support from Canadian film agency programs under Canada-China co-production treaties. TIC Beijing will share as a producer in the distribution and merchandising rights.

         Iconix has formed a partnership with Novell, Inc. and Dell Computer Corp. to provide a comprehensive set of educational networking solutions for K-12 teachers in Canada.

         Edsoft (Hong Kong) Limited initiated its marketing campaign in Hong Kong in February, 2000 and the Company anticipates that revenue will begin to be generated in approximately April 2000.

         In the remainder its fiscal year, the Company will also seek to obtain additional financing. On March 1, 2000, the Company entered into a term sheet with an NASD member broker-dealer in which the Company is seeking to raise

$5,000,000 through a private placement to accredited investors. Also, the Company is in negotiations with a Hong Kong merchant bank for it to invest $5,000,000 for a minority interest in its newly formed ebiztengtu.com, Inc. subsidiary.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS
--------------------------------------------

         The Company operated principally through its subsidiaries for the fiscal year ended June 30, 1997 in two geographic areas: China and Canada. Following is a summary of information by area for the year ended June 30, 1997. For the fiscal years ended June 30, 1998 and 1999, the Company operated through its subsidiaries in China and investee in Canada. All financial information for these periods is contained in the Company's financial statements.


Net sales to unaffiliated customers:        FOR THE YEAR ENDED JUNE 30,

                                          1997
                                          ----
China                                 $2,125,700


Canada                                         0
                                     ------------

                                      $ 2,125,700
                                     ============

Income (loss) from operations:

China                                $(1,891,100)
Canada                                   (24,500)
                                      ------------
                                      (1,915,600)

Other income                             110,300
General corporate expenses            (2,124,090)

Net loss as reported                 $(3,929,390)
in accompanying statements            ===========

Identifiable assets:                  $4,561,500

Canada                                   252,500
                                     ------------

                                       4,814,000

General corporate assets                 950,000
                                      -----------
Total assets as reported              $5,764,000
in accompanying statements            ===========


         There were no interarea sales in fiscal 1997.
         Identifiable assets are those that are identifiable with operations in each geographical area. General corporate assets consist primarily of cash, cash equivalents, fixed assets, and prepayments.

ITEM 2.  FINANCIAL INFORMATION
-------  ---------------------

         The following is selected summary financial information of the Company for the past five years of operations presented on a consolidated basis as required by Section 301 of Regulation S-K.



                                      FOR THE FISCAL YEAR ENDED JUNE 30,

                               1995          1996           1997          1998           1999
                           -----------   -----------    -----------   -----------    -----------
total assets               $       576   $   750,576    $ 5,763,961    $2,871,926    $ 1,911,912

total sales                          0             0      2,135,066     3,223,170        624,121

income (loss) from                   0       (12,239)    (3,929,390)   (4,402,014)    (1,886,399)
continuing operations

income (loss) from continuing        0        (.0001)          (.22)         (.23)          (.10)
operations per common share

dividends declared per               0             0              0            0              0
common share


MANAGMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
--------------------------------------------------------------
RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED JUNE 30, 1999
-------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

         The Company has relied on $7,693,527 capital raised during the fiscal year ended June 30, 1997 pursuant to Regulation S and section 4(2) of the Securities Act of 1933, as amended.

         For the year ended June 30, 1999, net cash provided by operating activities totaled $(232,878) including net loss of $1,886,399 and depreciation and amortization of $292,808. Pre-paid expenses, inventories, advances to suppliers and other receivables decreased by $5,307, $191,164, $122,415 and $13,382 respectively primarily due to a writedown of obsolete inventory and scaling down and product refocusing of Tengtu United operations during the year. The total obsolete inventory writedown for the year ended June 30, 1999 was $101,870 which was comprised of the following:

           Educational and Entertainment Software             $ 26,529

           Hardware                                             51,398

           Advertising Films (returned by customer)             15,245

           Animation Film (terminated project)                   8,698
                                                              ---------
                                                              $101,870

The total obsolete inventory writedown was classified under "cost of sales" in the Company's financial statements.


             Accounts receivable, other assets and due from related party increased by $76,644, $44,307 and $32,762 primarily due to longer payment terms extended to customers and an advance of $30,000 to an officer.

         Accounts payable, and due to related party consultants increased by $87,615 and $481,124 respectively, offset slightly by other liabilities of $1,768. To conserve cash, the Company has deferred payments to consultants and senior management of approximately $481,000. Accrued expenses increased by $53,019.

         At the end of the fiscal year ended June 30, 1999, the Company set up a provision for bad debt totaling $209,981 for overdue receivables, issued common stock with a value of $10,063 for services and expensed $293,750 in compensation costs on granting of stock options and common stock.

         Net cash used by investing activities amounted to $63,959 primarily due to acquisitions of machinery and equipment for TIC Beijing's Animation Centre.

         For the year ended June 30, 1998, net cash used by operating activities totaled $1,389,820 including net loss of $4,402,014 and depreciation and amortization of $289,613. Prepaid expenses, inventories, advances to suppliers, other receivables decreased by $559,611, $248,840, $180,908 and $88,090 respectively primarily due to scaling down and product refocusing of Tengtu United's operations at the end of the year. Accounts receivable decreased by $79,738. Accounts payable increased by $1,084,875 and accrued expenses decreased by $256,879. To conserve cash, the Company deferred payments to consultants of $518,931. Included in the accounts payable was a contingent liability of $538,544 payable to a former landlord due to a breach of contract. At the end of the year, the Company wrote down the balance of goodwill of $180,000, set up a provision for bad debt of $66,900 for overdue receivables, used common stock for services of $625,000 and expensed compensation costs on granting of stock options of $106,250. Net cash used by investing activities was $988,804 primarily due to acquisitions of machinery and equipment for TIC Beijing's Animation Centre.

           There were no funds generated by financing activities during the fiscal year ended June 30, 1999.

         The Company is committed to contribute $6,000,000 to Tengtu United pursuant to the Joint Venture Agreement between the Company and Tengtu China dated July 30, 1996. Pursuant to that Joint Venture Agreement, and in return for its funding commitment, the Company obtained a 57% interest in Tengtu United. Pursuant to the joint venture agreement, Tengtu China contributed certain software and hardware to Tengtu United. The Company and Tengtu United agreed that the contribution of software and hardware by Tengtu China to Tengtu United had no fair market value at the time of the contribution. Tengtu United, therefore, assigned a $0 value to these assets. Tengtu China also contributed a contract to Tengtu United that gave Tengtu United the right to provide the Chinese public school system with certain educational materials, including software and textbooks. A value of $0 was assigned to the contract by Tengtu United as it could not create a reliable model of revenue streams or cash flows associated with the contract at the time of the contribution.

         Pursuant to an amendment to the Joint Venture Agreement, there is no time period in which the Company must provide the $6,000,000. However, the amendment provides that after-tax profits may not be distributed to the Company until the $6,000,000 funding commitment is fulfilled. The Company has disclosed in its financial statements that it will meet its funding commitment, and make payments of deferred compensation to its officers, upon completion of the next "major financing transaction." However, the timing of the payment of deferred compensation and additional funding is discretionary and not defined in any agreement. The company's board of directors has not defined a "major financing transaction," and such definition will be wholly within its discretion.

           The Company has planned an expansion of TIC Beijing businesses of pre-production and co-production of television shows, distribution of foreign television programs and co-production of cartoons. This expansion requires an additional investment of approximately $3 million.

           The Company is presently involved in negotiating the raising of additional capital through from a limited number of institutional investors by way of the sale of its common stock and/or a debenture convertible into shares of common stock, with warrants attached. The estimated proceeds from these efforts, if successful, should be sufficient to satisfy all or substantially all of its additional funding commitment to Tengtu United but may not be sufficient to provide the $3 million investment for TIC Beijing.

           When the Company meets its additional funding commitment to Tengtu

United, it anticipates that it will account for the funding by making an entry to "investment in Tengtu United" on its books and a corresponding entry to shareholders' equity on Tengtu United's books. These entries will be eliminated upon consolidation.



RESULTS OF OPERATIONS IN FISCAL 1999 COMPARED TO FISCAL 1998
------------------------------------------------------------

         The Company incurred a net loss of $1,886,399 for the fiscal year ended June 30, 1999, and, as of that date, had a working capital deficiency of $2,420,503. These factors, as well as a significant downsizing and product refocusing by Tengtu United, the Company's largest operating entity, create an uncertainty about the Company's ability to continue as a going concern. However, the Company's management developed a plan of operation to mitigate these factors and to enable the Company to continue as a going concern. The Company's plan of operation includes obtaining funds by private placement, the reduction of operating expenses, deferral of payment of consulting fees, the expansion of Iconix with $669,023 raised by the sale of Iconix convertible preferred shares, as well the items discussed in the "Plan of Operation for the Remainder of Fiscal 2000," set forth above.

REVENUES
--------

         The Company derived its revenues from its systems integration, educational and entertainment software, and animation businesses. Sales decreased by 80.6% from $3,233,170 for the fiscal year ended June 30, 1998 to $624,121 for the fiscal year ended June 30, 1999, primarily due to the downsizing and product refocusing of Tengtu United's operations.

         Sales by Tengtu United for the fiscal year ended June 30, 1999 were $30,344 ($2,776,605 in fiscal year ended June 30, 1998) and TIC Beijing were $593,777 ($446,565 in fiscal year ended June 30, 1998).

GROSS PROFIT
------------

         Gross profit margins, expressed as a percentage of sales, decreased from 6.61% for the fiscal year ended June 30, 1998, to negative 23.31% for the fiscal year ended June 30, 1999. This deterioration in gross profit margins resulted primarily from an inventory write-off and write-down to net realizable value of $147,600, as well as a decrease in sales from the fiscal year ended June 30, 1998 along with increases in the following fixed costs: rent, depreciation and salaries, included in cost of sales, with no corresponding increase in sales price.

RESEARCH AND DEVELOPMENT EXPENSES
---------------------------------

         Research and development expenses decreased from $511,889 for the fiscal year ended June 30, 1998, to $1,440 for the fiscal year ended June 30, 1999, due to the downsizing and product refocusing of Tengtu United's operations. Research and development expenses were supported by Tengtu China, Tengtu United's Chinese partner, because an expected additional US $6,000,000 financing was not obtained and funds were thereafter needed to implement the cooperation agreement with Microsoft (China) Ltd.

GENERAL AND ADMINISTRATIVE EXPENSES
-----------------------------------

         General and administrative expenses decreased by 55.2% from $3,410,907 for the fiscal year ended June 30, 1998, to $1,528,077 for the fiscal year ended June 30, 1999, primarily due to the significant downsizing and product refocusing of the operations of the Company and Tengtu United.

BAD DEBT
--------

         Bad debt increased by 114.3% from $66,898 for the fiscal year ended June 30, 1998 to $143,347 for the fiscal year ended June 30, 1999 due to a provision for overdue accounts receivable.

ADVERTISING
-----------

         Advertising expense decreased by 99.9% from $128,709 for the fiscal year ended June 30, 1998, to $19 for the fiscal year ended June 30, 1999, due to the downsizing and product refocusing of operations of Tengtu United.

SELLING
-------

         Selling expenses decreased by 82.5% from $298,396 for the fiscal year ended June 30, 1998 to $52,671 for the fiscal year ended June 30, 1999, primarily due to the downsizing and product refocusing of operations of Tengtu United.

DEPRECIATION
------------

         Depreciation expenses charged to operations decreased by 55.8% from $97,858 for the fiscal year ended June 30, 1998, to $43,217 for the fiscal year ended June 30, 1999, primarily due to the downsizing and product refocusing of the operations of Tengtu United.

WRITE DOWN OF GOODWILL
----------------------

         The Company recorded a loss of $180,000 from the write down of goodwill during the fiscal year ended June 30, 1998. As a result of the Company's losses during the fiscal year ended June 30, 1998 and the necessary revisions to the projected future undiscounted cash flows, there is no longer justification for the carrying value of goodwill resulting from the Company's investment in Tengtu United (a joint venture) of $200,000 ($100,000 cash and 2,000,000 common shares valued at $.05 per share) purchased in June 1996. As of June 30, 1998, goodwill of $200,000 and related accumulated amortization of $20,000 was written off.

INTEREST INCOME
---------------

         Interest income decreased by 82.6% from $22,578 for the fiscal year ended June 30, 1998 to $3,923 for the fiscal year ended June 30, 1999, primarily due to the decrease in cash available for investments during the current year.

OTHER INCOME
------------

         Other income decreased by 6.6% from $38,088 for the fiscal year ended June 30, 1998 to $35,585 for the fiscal year ended June 30, 1999. Other income was primarily attributable to sales of technical support services and software copyrights generated by Tengtu United.

MINORITY INTERESTS IN SUBSIDIARY'S EARNINGS
-------------------------------------------

        Tengtu China's interest in Tengtu United's loss is limited by its capital investment. Any loss not realized by Tengtu China will be carried forward to be absorbed in the year(s) in which Tengtu United has net income or in the year(s) that Tengtu China contributes more capital. As at June 30, 1999, the cumulative loss of Tengtu United being carried forward is $1,601,840.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
----------------------------------------------------------

         The Company operates through subsidiaries located principally in Beijing, China and Toronto, Canada; the administrative office is in Vancouver, Canada. The Company grants credit to its customers in both geographic regions. At June 30, 1999, approximately 53% of the accounts receivable balance was due from customers in Canada. As of June 30, 1999, balances from one customer accounted for approximately 28% of the accounts receivable balance. That customer was Dell Properties, L.P. and the amount of the receivable was $257,197.

         The Company performs certain credit evaluation procedures and does not require collateral. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers, and based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

         The Company established an allowance for doubtful accounts at June 30, 1999 of $209,981. The Company believes any credit risk beyond this amount would be negligible.

         At June 30, 1999, the Company had approximately $403,000 of cash in banks uninsured. The Company did not have balances in excess of the federally insured amounts in U.S. banks.

         The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

         Because the Company's subsidiaries operate in China and Canada, its accounts receivable are also subject to foreign currency exchange rate risk in the U.S. dollar/Chinese yen and U.S. dollar/Canadian dollar. These foreign currency exchange rate risks are not hedged by the Company.

MARKET RISK SENSITIVE INSTRUMENTS
---------------------------------


            FINANCIAL INSTRUMENT                CARRYING VALUE      FAIR VALUE
            --------------------                --------------      ----------

Instruments entered into for trading purposes
NONE

Instruments entered into for
other than trading purposes:

         Cash and Cash equivalents
              United States                            19,853          19,853
              Foreign                                  95,699          95,699
                                                    ---------       ---------
                    Total                             115,552         115,552
                                                    =========       =========
         Accounts receivable, net
              United States                             5,072           5,072
              Foreign                                  45,553          45,553
                                                    ---------       ---------
                    Total                              50,625          50,625
                                                    =========       =========
         Accounts payable
              United States                           870,691         870,691
              Foreign                                 604,718         604,718
                                                    ---------       ---------
                    Total                           1,475,409       1,475,409
                                                    =========       =========

         The financial instruments are short-term and are not subject to significant market risk. Substantially all financial instruments are settled in the local currency of each subsidiary and, therefore, the Company has no substantial exposure to foreign currency rule exchange risk. Cash is maintained by each subsidiary in its local currency.


RESULTS OF OPERATIONS IN FISCAL 1998 COMPARED TO FISCAL 1997
------------------------------------------------------------

Revenues
--------

           The Company derived its revenues from its systems integration, educational and entertainment software, and animation businesses for the fiscal years ended June 30, 1998 and June 30, 1997. Sales increased by 50.96% from $2,135,066 for the fiscal year ended June 30, 1997 to $3,223,170 for the fiscal year ended June 30, 1998. This increase is attributable to TIC Beijing emerging from its start up phase and generating sales beginning in July, 1997. Sales by Tengtu United amounted to $2,776,605 ($2,125,702 in FY
1997).

Gross Profit
------------

           Gross profit margins, expressed as a percentage of sales, increased from 0.05% for the fiscal year ended June 30, 1997, to 6.61% for the fiscal year ended June 30, 1998, due to less overhead costs per unit.

Research and Development Expenses
---------------------------------

           Research and development expenses decreased 50.1% from $1,041,092 for the fiscal year ended June 30, 1997, to $511,889 for the fiscal year ended June 30, 1998, due to decreased start up costs associated with the commencement of operations of Tengtu United in the previous fiscal year. Research and development expenses significantly decreased in the latter part of the fiscal year ended June 30, 1998 because an additional $6,000,000 in financing was not in place and the software market in China was not developing at the pace expected by Management.

General and Administrative Expenses
-----------------------------------

         General and administrative expenses increased by 29.38% from $2,688,089 for the fiscal year ended June 30, 1997, to $3,477,805 for the fiscal year ended June 30, 1998, primarily due to the commencement of operations by TIC Beijing in July, 1997. In addition, the June 30, 1998 expenses included an accrual of approximately $538,000 for a contingent liability for a breach of lease agreement.


Advertising
-----------

           Advertising expenses increased by 207.9% from $41,793 for the fiscal year ended June 30, 1997, to $128,709 for the fiscal year ended June 30, 1998, primarily due to an advertising campaign by Tengtu China to gain a foothold in the Chinese software market.

Selling
-------

           Selling expenses increased by 264.4% from $81,875 for the fiscal year ended June 30, 1997, to $298,396 for the fiscal year ended June 30, 1998, primarily due to the commencement of operations by TIC Beijing in July, 1997 and the expansion of Tengtu United's sales team.

Depreciation and Amortization
-----------------------------

         Depreciation and amortization expenses increased by 46.0% from $66,992 for the fiscal year ended June 30, 1997, to $97,858 for the fiscal year ended June 30, 1998, primarily due to the acquisition of machinery and equipment for TIC Beijing's animation center.

Write down of goodwill
----------------------

           The Company recorded a significant loss of $180,000 from the write down of goodwill during the fiscal year ended June 30, 1998. As a result of that loss and the necessary revisions to the projected future undiscounted cash flows, there was no longer justification for the carrying value of goodwill resulting from the Company's investment in Tengtu United (a joint venture) of $200,000 ($100,000 cash and 2,000,000 common shares valued at $.05 per share) in June 1996. Therefore, goodwill of $200,000 and related accumulated amortization of $20,000 was written off.

Interest Income
---------------

           Interest income decreased by 77.6% from $100,916 for the fiscal year ended June 30, 1997, to $22,578 for the fiscal year ended June 30, 1998, primarily due to a decrease in cash during fiscal 1998.

Other income
------------

           Other income of $38,088 for the fiscal year ended June 30, 1998 was primarily attributable to sales of technical support services and software copyrights generated by Tengtu United.

Other Costs
-----------

           In September and October of 1996, the Company made three payments to two different vendors totaling $111,620. These payments were authorized by a former officer of the Company. The Company does not have supporting documentation from the payees. In fiscal 1998, legal counsel of the Company investigated these transactions. Despite these efforts, the Company has been unsuccessful in discovering the purpose for these payments and therefore believes these costs should be expensed.

Minority interests in subsidiary's earnings
-------------------------------------------

           Minority interest in the loss of Tengtu United is limited to the minority shareholders' capital investment. The cumulative loss of $1,400,355 not realized by the minority shareholders was carried over for years in which Tengtu United has net income or a year in which the minority shareholders contribute more capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
--------------------------------------------------------------
RESULTS OF OPERATIONS FOR THE FISCAL QUARTER ENDED DECEMBER 31, 1999
--------------------------------------------------------------------

Liquidity and Capital Resources
-------------------------------


           For the quarter ended December 31, 1999, net cash used by operating activities totaled $(227,239), including a net loss of $1,837,348 offset by depreciation and amortization of $55,015, noncash compensation on shares issued for services of $263,188 and noncash paid-in capital for a convertible debenture of $1,153,846. Accounts receivable, other receivables and due to related party, increased by $302, $880 and $4,983, respectively, offset by prepaid expenses of $9,635.

           Accounts payable decreased by $70,125 primarily due to catch-up payments made to suppliers.

           To conserve cash, the Company has not been paying its senior management and consultants. Accordingly, the amounts due to related party consultants increased by another $120,000 during the quarter for an accumulated total of $1,299,549. Past due payments to consultants have been deferred pending completion of a subsequent financing and thereafter there will be a scheduled reduction of the amounts past due to consultants.

           Net cash provided by investing activities amounted to $1,529.

           During the fiscal quarter ended December 31, 1999, cash flow increased by $1,500,000, with a discount of $346,154, as a result of the sale of a convertible debenture purchased with warrants attached to Top Eagle Holding, Ltd. The full details of that transaction were reported in a Form 8-K dated December 23, 1999, which is incorporated herein by reference.

           The Company also received $189,750 from the sale of common stock to a private investor, outside counsel's exercise of two stock options previously granted to it, and an outside consultant's exercise of options granted in lieu of services rendered.

Revenues
--------

           Sales decreased by 41.87% from $67,501 for the quarter ended September 30, 1999 to $95,724 for the quarter ended December 31, 1999.

Gross Profit
------------

           There was a loss of $25,301 for the quarter ended December 31, 1999 due to fixed overhead costs.

Research and Development Expenses
---------------------------------

           There were no research and development costs incurred by the Company during the quarter ended December 31, 1999. However, Tengtu United research and development expenses were borne by Tengtu China, the Company's joint venture partner in Tengtu United, which is owned by the four following Chinese companies: Legend Computer Group, Taiji Computer Corporation, Great Wall Computer Group and Beijing Oriental Lian Fa Technology & Trade Group, Co. Ltd. Zhang Fan Qi, a Tengtu director, is the Chairman of Beijing Oriental Lian Fa Technology & Trade Group Co., Ltd.

General and Administrative Expenses
-----------------------------------

           General and administrative expenses increased by 17.2% from $471,316 for the fiscal quarter ended September 30, 1999 to $552,436 for the fiscal quarter ended December 31, 1999. This increase is primarily due to costs of approximately $140,000 relating to the sale of a convertible debenture with attached warrants to Top Eagle Holdings, Ltd. and the start up costs for Edsoft (H.K.) Limited and Edsoft (Canada), Ltd. operations.

Selling
-------

           Selling expenses decreased by 23.87% from $16,827 for the fiscal quarter ended September 30, 1999 to $12,819 for the fiscal quarter ended December 31, 1999.

Depreciation and Amortization
-----------------------------

           Depreciation and amortization expenses increased slightly from $3,427 for the fiscal quarter ended September 30, 1999 to $4,018 for the fiscal quarter ended December 31, 1999 due to the purchase of computer equipment for Edsoft Platforms (Hong Kong) Limited and Edsoft Platforms (Canada) Ltd. operations.

Minority interests in subsidiary's earnings
-------------------------------------------

           The Company's total minority interests share of losses of Edsoft Platforms (Canada), Ltd. for the first half year ended December 31, 1999 are $66,528. These losses will be carried forward to be absorbed by future earnings.

           The Company's minority interest in Tengtu United's loss is limited to the Company's capital investment. Any loss not realized by the minority will be carried forward to be absorbed in the year(s) in which Tengtu United has net income or in the year(s) that the minority contributes more capital. As at December 31, 1999, the cumulative loss of Tengtu United being carried forward is $1,625,010.

Trends, Events or Uncertainties
-------------------------------

           Under the terms of the strategic partnership agreement announced on January 27, 2000, Microsoft (China) Ltd. is to license its proprietary operating and educational software to the Company, install software, train teachers, provide technical support, contribute funds for marketing jointly developed educational software products and establish a demonstration center for such products in China.

           Tengtu United has begun installing information technology solutions and curriculum software for the first group of 70,000 schools designated by the Chinese government for such installation in the calendar year 2000. The Chinese government is providing financing to local school systems to purchase mandated technology infrastructure improvements from the Company. Shipments are now scheduled to commence in the last week in March, 2000.

           Tengtu China, the Company's joint venture partner in Tengtu United, holds one of only seven electronic publishing licenses granted by the Chinese government. Tengtu China's electronic publishing license is the only one which covers electronic publication of educational materials. Tengtu China has conveyed that license to Tengtu Electronic Publishing ("TEP"), which has been formed and registered in Beijing, China. Pending a capital contribution by the Company, either in the form of cash or the Company's common stock, it will become a stockholder in TEP or, form a joint venture, and be entitled to certain specific exclusive rights to the use, export and/or import of electronic publication of educational materials. The Company is in the process of ascertaining the estimated value of these electronic publishing rights to be in a position to decide if this is an appropriate investment and, if so, how much to invest.

           TIC Beijing has entered into a joint venture with two leading Canadian production companies, Crawleys, Inc. and Boomstone Entertainment, Inc., to co-produce prime-time entertainment programs estimated to be worth approximately $50 million.

TIC Beijing will conduct a major portion of the animation work, utilizing 3D animation production values, for the initial project, which is 26 half-hour segments of "Germs." The implementation of this joint venture is subject to obtaining financing, most of which will qualify for funding support from Canadian film agency programs under Canada-China co-production treaties. TIC Beijing will share as a producer in the distribution rights and merchandising rights.

           Iconix has formed a partnership with Novell, Inc. and Dell Computer Corp. to provide a comprehensive set of educational networking solutions for K-12 teachers in Canada.

           Edsoft (Hong Kong) Limited and Edsoft (Canada), Ltd. were established in July, 1999 to provide a "Total Solution" for information technology education in Hong Kong. Edsoft initiated its marketing campaign in Hong Kong in February, 2000 and the Company anticipates that revenue will begin to be generated in approximately May 2000.

Internal and External Sources of Liquidity
------------------------------------------

           The Company received US $1.5 million in financing from the sale of a convertible debenture, with warrants attached, to Top Eagle Holdings, Ltd. in December, 1999. Proceeds will be used for the Company's marketing activities throughout China and Hong Kong.

           The Company received $250,000 from a private investor in the last quarter of 1999. $150,000 was for the purchase of common shares and $100,000 was a short term loan. These funds provided working capital for the Company.

           The Company is seeking additional financing for working capital and future business expansion.

Material Commitments for Capital Expenditures and Sources of Funds
------------------------------------------------------------------

           No material commitments exist at this time.


Significant Income or expense Items
-----------------------------------

           1.     See explanation above.

           2. Tengtu United Electronics Development, Co. Ltd allocated most of its resources to obtain (1) the approval of the Torch projects from the Chinese government and (2) the strategic alliance with Microsoft (China), Ltd. at the end of calendar1999. Shipments to the Chinese schools pursuant to the strategic alliance with Microsoft (China), Ltd. were delayed until February, 2000.

Material Changes from Last Quarter
----------------------------------

           See explanation above.


ITEM 3.   PROPERTY
-------   --------

         The Company does not own any significant physical properties. The Company has entered into a number of operating leases for office space. The minimum rental payments on these leases are as follows:


               YEAR ENDING
                 JUNE 30,
                 --------
                   2000                        $      80,810
                   2001                               66,075
                   2002                               51,340
                                                      ------
                  Total                        $     198,225
                                                     =======


                  Rent expense for the years ended June 30, 1999, 1998 and 1997 has been charged as follows:

                                                       YEAR ENDED JUNE 30,
                                                       -------------------
                                               1999         1998         1997
                                               ----         ----         ----


        General and administrative expense   $102,380      $ 808,051    $235,379
        Research and development                    0        110,810     112,767
        Selling expense                         8,900         79,531      23,357
        Cost of sales                          52,114         72,257           0
                                             --------     ----------    --------
        Total rent expense                   $163,394     $1,070,649    $371,503
                                             ========     ==========    ========


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-------  --------------------------------------------------------------

1.       Security Ownership of Management - as of February 23, 2000



--------------------------------------------------------------------------------

                          NAME AND                        AMOUNT AND
                         ADDRESS OF                       NATURE OF
  TITLE                  BENEFICIAL                       BENEFICIAL    PERCENT
OF CLASS                   OWNER                            OWNER       OF CLASS
--------------------------------------------------------------------------------





$.01 par      Pak Cheung - 7089 Frederick Ave.         4,070,750         17.13
 common
              Burnaby, B.C. Canada V5J 3X8

$.01 par      Jing Lian - 3806 169th Street             870,750           3.7
 common
              Lynnwood, WA  98037

$.01 par      John Watt - 335 Nepean Street              37,000            .15
 common
              Ontario, Ottawa Canada

$.01 par      Hai Nan - c/o the Company - 206-5050      870,750           3.7
 common
              Kingsway, Burnaby, B.C. V5H 4H2

$.01 par      Michael Nikiforuk - 155 University Ave.,  200,000            .84
 common       Suite 1450, Toronto, Ontario M5H 3B7

$.01 par      Zhang Fan Qi - c/o the Company, 206-      750,000           3.1
 common       5050 Kingsway, Burnaby B.C. V5H 4H2


$.01 par      Gordon Reid - 29 Riverbrook Road          353,224           1.5
 common
              Nepean, Ontario Canada  K2H7W7

              ------------------------------------------------------------------
$.01 par      B.D. Clark & Associates, Inc.             500,000           2.1 %
 common       2253 Shardawn Mews, Missisauga,
              Ontario, Canada L5C 1W6 **
              ------------------------------------------------------------------




** Owned equally by Barry Clark and his wife, Brenda C. Clark.


2.     SECURITY OWNERSHIP OF ALL 5% BENEFICIAL OWNERS


--------------------------------------------------------------------------------

                        NAME AND                          AMOUNT AND
                       ADDRESS OF                         NATURE OF
  TITLE                BENEFICIAL                         BENEFICIAL    PERCENT
OF CLASS                 OWNER                              OWNER       OF CLASS
--------------------------------------------------------------------------------
$.01 par      Pak Cheung - 7089 Frederick Ave.            4,070,750      17.13
 common
              Burnaby, B.C. Canada V5J 3X8

$.01 par      Geomat Holdings, Inc. - Charlotte House     1,540,000        6.5
 common
              PON 4825, Nassau NP, Bahamas

Debenture
and warrant          Top Eagle Holdings, Ltd. - c/o       4,500,000       15.9**
                     Yugang Int'l Ltd., Room 3301-4,
                     26 Harbour Rd., Hong Kong




--------------------------------------------------------------------------------
* To the Company's knowledge, no shareholder of Geomat Holdings, Inc. is an officer or director of the company. The Company has been advised that Basil Shackelford is the President of Geomat Holdings, Ltd., who also possesses Geomat's voting and investment powers.

** Top Eagle Holdings, Ltd. currently holds a debenture convertible into the Company's common stock and 1,500,00 warrants. If Top Eagle Holdings, Ltd. were to convert its debenture and exercise all of its warrants prior to June 30, 2000, it would own 4,500,000 shares of the Company's common stock. After June 30, 2000, the conversion price of the debenture rises from $.50 to $1.00.


WARRANTS OUTSTANDING

         As of June 30, 1999, the Company does not have any warrants outstanding.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS
-------  --------------------------------


Directors, Executive Officers, Promoters and Control Persons

         The current Directors and Officers of the Company are:

Pak Kwan Cheung, Chairman of the Board and Chief  Executive Officer (50)

         During the past five years, Mr. Cheung has served and continues to serve as President of BlueLake Industries, Ltd., Seattle, Washington, and Comadex Industries, Ltd. Vancouver, Canada. Both companies are computer technology and software firms. Mr. Cheung has served as a Chairman of the Board and C.E.O. of the Company since June, 1996. Mr. Cheung received an M.B.A. degree from University of British Colombia and was the founder of Comadex Industries, Ltd., Vancouver, Canada, and BlueLake Industries, Ltd., Seattle, Washington. Mr. Cheung also has 25 years experience in computer hardware, software and systems integration.

Barry Clark, Director and President (59)

         During the past five years Mr. Clark was an Executive Vice President of ISM, Canada's largest outsourcing Company, a Vice President of three divisions of Unisys, Canada and President of B.D. Clark & Associates. Mr. Clark has 30 years of experience in the information technology business with IBM Canada where he was a Vice President for 15 years. Mr. Clark has been a Director since April, 1997.

Nan Hai, Director (43)

         During the past five years Mr. Hai served as the President of Taiji Computer Corporation, one of the joint venture participants in Tengtu United. Taiji Computer Corporation is a computer technology company. Nan Hai has served as a Director of the Company since June, 1996.


Jing Lian, Director and Vice-President (48)

         During the past five years, Mr. Lian has been Vice-President of BlueLake Industries, Ltd., Seattle, Washington. Mr. Lian has served as a Director and Vice President of the Company since June 1996. Mr. Lian received an M.S. degree in Computer Science from Tsing Hua University, Beijing, China. Mr. Lian was a also visiting scholar at the University of Washington, Seattle, Washington.

John Donald Watt, Director (54)

         During the past five years, Mr. Watt has been a businessman and was a Director General of Federal Department of Communications, Hull, Quebec, Canada. Mr. Watt served as President of the Kerr-Watt Group, Ottawa, Canada, from October 1990 to October 1992. Mr. Watt has been President of John D. Watt & Associates, Ottawa, Canada, from November 1992 to the present. Mr. Watt has also served as a director for Law Protection Benefits, Canada, from December 1994 to the present. Mr. Watt has served as a Director of the Company since June, 1996.

Michael Nikiforuk, Director (46)

         During the past five years, Mr. Nikiforuk has been the Executive Vice President of Banro Explorations in Toronto, Canada. Mr. Nikiforuk has served as a Director of the Company since, April, 1997.

Gordon Campbell Reid, Director (60)

         During the past five years, Mr. Reid has served as President of GenCon Investments, Ltd. Mr. Reid has served as a Director of the Company since June ,1996 and is also a director of Systech Retail Systems, Inc.

Zhang Fan Qi, Director (41)

         During the past five years, Zhang Fan Qi has served as Chairman of Beijing Oriental Lian Fa Technology & Trade Group, Co. Ltd., one of the members of Tengtu China, the Company's joint venture partner, and as the Manager of the Ningpo Baoji Real Estate Company. Zhang Fan Qi has served as a director since August, 1999.

There are no persons nominated to become future directors of the Company. There are no persons chosen to become Executive Officers not currently serving as such. There currently are no employees aside from the Executive Officers listed above and below.

SIGNIFICANT EMPLOYEES AND CONSULTANTS

Gregory McLelland, International Marketing and Distribution (34)

         During the past five years, Mr. McLelland has worked as a General Manager of Iconix International, an education courseware division of Unisys, Canada, which became a subsidiary of the Company. He has also worked at Lexmark, Canada, where he was responsible for banking and finance, and IBM Canada, where he was a Marketing Representative with the IBM advanced Function Printing Unit responsible for servicing the Ontario government.


Simon Hui, Controller (42)

         During the past five years, Mr. Hui has been employed as a the Controller of the following companies in Canada: Bluestar Battery Systems, Ltd., Glas Aire Industries, Ltd., Yorkfit Micro Memory, Ltd., and Westeel a division of Janock Steel Fabricating Co. Mr. Hui began working with the Company as a full time employee as of June 30, 1997. Mr. Hui is a Chartered Accountant.

FAMILY RELATIONSHIPS
--------------------

         There are no family relationships among the Directors.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS


         During the past five years, no Director or Executive Officer of the Company has:

         (1) been general partner or executive officer of a business at the time a bankruptcy petition was filed by, or against it, or a receiver, fiscal agent or similar officer was appointed by a court for it or its property;

         (2) been convicted in a criminal proceeding and are not currently a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) been subject to an order, judgment or decree, permanently or temporarily enjoining, barring, suspending or otherwise limiting their involvement in any type of business, securities or banking activities; or

         (4) been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, or the Commodity Futures Trading Commission, to have violated a federal of state securities or commodities law.

ITEM 6.  EXECUTIVE COMPENSATION
-------  ----------------------

         For the fiscal year ended June 30, 1999, the following compensation was paid to Directors and Officers of the Company:

COMPENSATION OF EXECUTIVE OFFICERS
----------------------------------

         No compensation was paid to any executive officers of the Company during the fiscal year ended June 30, 1999. On March 29, 1999, the Company adopted a deferred compensation plan for future payment of past due amounts. Pursuant to the deferred compensation plan, all compensation to executive officers is to be deferred until the Company receives certain amounts of financing. At that time, the Company will begin paying salaries or consulting fees at the agreed-upon rate and 90% of the payments will be applied to current obligations and 10% to past due compensation and fees which have been deferred. The following list of payments deferred as of June 30, 1999. B.D. Clark & Associates Inc.
(Barry Clark, President and Director)                                  $545,026
Corporate Growth Assistance Ltd.
(Millard Roth - former director)                                       $120,000
Nan Hai, Director                                                      $ 86,665
Xiao Feng Lin, Presedent of Tengtu United                              $ 86,665
Simon Xu, Officer of tengtu United                                     $ 86,665
John Watt, Director                                                    $250,000
Jing Lian, Director                                                    $173,340

COMPENSATION OF DIRECTORS
-------------------------


         No cash compensation was paid to any directors of the Company during its past three fiscal years. Options were granted to members of the Board of Directors as set forth below.

         Pursuant to a resolution passed by the Company's Board of Directors on April 27, 1997, each outside director, who is not an employee or consultant to the Company, is entitled to the following compensation:

         Annual Fee:                                                    $6,000

         Each Board of Directors meeting attended:                      $  500

         Each Board of Directors Committee meeting attended:            $  250

         No cash compensation pursuant to the April 27, 1997 resolution has been paid to any director.

CONSULTING AND EMPLOYMENT AGREEMENTS
------------------------------------

         The material terms of the consulting and employment agreements between the Company and the above directors and officer who have agreements with the Company.

COMADEX INSUSTRIES LTD.
-----------------------

         Effective October 15, 1999, the Company entered into a consulting agreement with Comadex Industries, Ltd. ("Comadex") to retain the services of Pak Kwan Cheung as the Company's Chairman of the Board of Directors and Chief Executive Officer. The agreement may be summarized as follows:

         (1) Comadex will receive a base salary of $10,000 per month, commencing November 30, 1999, plus 7% of his base salary for the Canadian General Services Tax;

         (2) Beginning October 15, 2000, the Compensation Committee of the Board of Directors can increase the base salary up to a maximum of $10,000 per year;

         (3) For past due services of Mr. Cheung, the principal of Comadex, from July 1996 through October 15, 1999, and the seven weeks thereafter, Comadex shall be paid the rate of $10,000 per month, and is to receive 3,000,000 shares of restricted stock, which was the amount determined by the Compensation Committee. Tengtu's Common Stock was trading at approximately $.10 per share in October 1999.

         (4) Comadex shall receive an incentive option of 1,000,000 shares if Mr. Cheung is primarily responsible for raising $3,000,000 in equity by November 15, 2000. The exercise price shall be equal to the closing price of Tengtu's Common Stock on the closing date of the financing obtained by Mr. Cheung. In the case of a convertible security, the exercise price shall be determined as of the date that security is converted into equity.

         (5) Comadex shall receive an incentive of 1% of the capital raised in excess of $3,000,000 by Mr. Cheung for Tengtu or any Tengtu subsidiary that is 50% or more owned by Tengtu.

         (6) Comadex shall receive 1% of Tengtu's net profits if Tengtu exceeds pre-set profit targets and Tengtu's audited pre-tax profits exceed that target(s). No such targets have been set as of March 15, 2000 by the Board of Directors.

         (7) Comadex shall receive certain payments in the event the agreement is terminated without cause or if Tengtu is merged into or acquired by another company.

B.D. CLARK & ASSOCIATES
-----------------------

         On March 21, 1997, B.D. Clark & Associates agreed to provide one of its officers to assume the position of President of the Company to perform, INTER ALIA, the following tasks: development and field implementation of strategies for the Company's product lines, marketing, development of profit and revenue plan objectives. The term of the agreement is three years . The agreement provides for a base fee of $240,000 in cash, with the possibility of an additional $260,000 in cash and stock as a performance bonus upon the attainment of certain objectives by the Company, and 500,000 shares of Company stock upon signing the agreement.

GREGORY MCLELLAND
-----------------

         On April 8, 1997, the Company entered into an agreement with Gregory McLelland to provide consulting services and to serve as an officer of the Company. The term of the agreement is three years. The agreement provides a $125,000 annual salary, 100,000 shares of common stock upon signing of the agreement and options to purchase 50,000 shares of common stock annually for three years. The agreement also provides for the possibility of performance and incentive bonuses.

JING LIAN
---------


         The Company and Jing Lian entered into an agreement effective January 1, 1996 for Mr. Lian to serve as a Vice President of the Company at an annual salary of $80,000. The agreement also provides for the possibility of performance and incentive bonuses.

JOHN D. WATT & ASSOCIATES, LTD.
-------------------------------

         On November 17, 1996 the Company retained John D. Watt & Associates, Ltd. to identify and develop strategic alliances to support the Company's operational needs with suppliers of multimedia educational, animation and children's entertainment products and to develop government contacts for financing and the establishment of technology and training centers. The agreement with John D. Watt & Associates, Ltd. provides for compensation of $10,000 per month.

NAN HAI
-------

         On September 26, 1998, the Company entered into an agreement for consulting services with Nan Hai to assist the Company in developing its educational software business in China. The agreement with Mr. Hai provide for compensation of $40,000 per year.

STOCK OPTION GRANTS
-------------------

         The Board of Directors approved two stock option plans for its employees, consultants and directors totaling 5,000,000 shares. The first stock option plan was approved on December 29, 1998 for two (2) million shares. The second stock option plan was approved on August 31, 1999 for three (3) million shares. Both plans were approved by the shareholders of the Company.

         The maximum number of shares granted to any individual under the two stock option plans is 300,000 shares.

         The following were granted stock options under the first plan (1997
Plan), but have not yet exercised the options. Each of the following options has an exercise price of $.218.

         Pak Cheung, Chairman and CEO                            300,000 shares
         Barry Clark, President and Director                     300,000 shares
         Jack Lian, Director                                     300,000 shares
         Hai Nan, Director                                       300,000 shares
         Xiao Feng Lin, President, Tengtu United                 300,000 shares
         Greg McLelland, Vice President*                         150,000 shares
         Simon Hui, VP Finance and Controller                     75,000 shares
         Michael Meakes, VP - Iconix                              50,000 shares
         Other Employees                                         300,000 shares
         Gordon Reid, Director                                    75,000 shares
         John Watt, Director                                      75,000 shares
         Michael Nikiforuk, Director                              75,000 shares

                                    Sub-total                  2,300,000 shares


         The shortfall in the 1997 Plan was made up from shares included in the 1999 Plan.

* The exercise price of Mr. McLelland's options is $.25.

         The following were granted stock options under the 1999 Plan, with an exercise price of $.32 but have not yet exercised the options:

         Simon Hui, VP Finance and Controller                     75,000 shares

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
-------  ----------------------------------------------------

         In the normal course of business with Tengtu China during the fiscal year ended June 30, 1999, the Company generated a receivable balance of $293,287 which represents the net balance of advances to and from the Company during the year ended June 30, 1999.

         Zhang Fan Qi, a Director of the Company, is the controlling shareholder of Beijing Oriental Lian Fa Technology & Trade Group Co., Ltd. ("Oriental Lian Fa") which owns 51% of Tengtu China, the Company's joint venture partner in Tengtu United. Tengtu China has a 43% interest in the Tengtu United. During the current and past fiscal year, Tengtu China has been providing operating capital to Tengtu United. In addition, Tengtu China borrowed approximately $4.6 million from two Chinese banks to fund the Torch Projects being administered by Tengtu United. Zhang Fan Qi personally guaranteed those loans. Mr. Zhang has also capitalized and registered Tengtu Electronic Publishing, a Chinese company to be used for a proposed joint venture with the Company, at an approximate cost of $240,000.

         The Company and its Compensation Committee are currently considering whether Zhang Fan Qi should be compensated in some fashion for being responsible, either directly or indirectly, for providing operating capital to Tengtu United and for funding and registering Tengtu Electronic Publishing when the Company was not able to provide the necessary funds. Zhang Fan Qi has requested compensation in the form of stock or options to purchase stock, rather than cash.

ITEM 8.  LEGAL PROCEEDINGS
-------  -----------------

         The Company is not currently a party to any pending legal proceeding, nor does the Company know of any proceeding that any governmental authority may be contemplating against the Company.



ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
-------  -------------------------------------------------------------------
         RELATED STOCKHOLDER MATTERS
         ---------------------------

         The principal market where the Company's common equity is traded is the Nasdaq OTC Bulletin Board. The high and low bid prices of the Company's common stock for each quarter within the last two fiscal years, and subsequent interim periods, were:


                                          HIGH/ASK                   LOW/BID
                                          --------                   -------

3rd Quarter 1997           -                5/8                        1/8

4th Quarter 1997           -                1/2                        1/8

1st Quarter 1998           -                3/8                        1/8

2nd Quarter 1998           -                3/16                       1/16

3rd Quarter 1998           -                 --                         --

4th Quarter 1998           -                .09                        1/16

1st Quarter 1999           -                9/16                       .09

2nd Quarter 1999           -                1/4                        1/8

3rd Quarter 1999           -                1/4                        1/8

4th Quarter 1999           -                4 3/16                     1/4

1st Quarter 2000           -                4 7/8                      1 7/8



         These over-the-counter market high and low bid quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. These high and low bid quotations were obtained from America Online.

         As of March 10, 2000 there was one class of common equity held by approximately 1000 holders of record, including those held in street name.

         No dividends have been declared by the Company during the last two fiscal years. There are no restrictions which affect or are likely to affect the Company's ability to pay dividends in the future.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES
--------  ---------------------------------------

         On July 20, 1999, the Company sold 750,000 shares of its common stock, $.01 par value per share, to Zhang Fan Qi, a Company Director for $250,000 in cash. The sale was made pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "Act") provided by Section 4(2) thereof.


         The facts relied upon for an exemption under Section 4(2) of the Act are as follows:

         1. The securities were offered and sold in a private transaction without general solicitation or advertisement;

         2. Zhang Fan Qi is a sophisticated investor, and director of the Company, who has such knowledge and experience in financial or business matters that he is capable of evaluating the merits and risks of this investment in the securities and protecting his interests in connection with the investment;

         3. Zhang Fan Qi had a preexisting business relationship with the Company and certain of its officers, directors or controlling persons of a nature and duration that enabled him to be aware of the character, business acumen and financial circumstances of such persons;

         4. Zhang Fan Qi made his own due diligence investigation and executed an investment representation letter stating that the securities were acquired with an investment intent and not with a view to their distribution or resale.

         On December 23, 1999, the Company received an investment of U.S.$1,500,000 in exchange for a four year Floating Convertible Debenture ("Debenture") convertible into shares of Tengtu's $.01 par value common stock and a separate Common Stock Warrant ("Warrant") for the purchase of 1,500,000 shares of common stock. The purchaser of the Debenture and Warrant was Top Eagle Holdings Limited, a British Virgin Islands company ("Top Eagle") that is wholly owned by Yugang International Limited, a Hong Kong company engaged in the trading of audio visual products and components, industrial equipment, automobile parts, agricultural products, raw materials and other products in the Central and Western parts of China.

         The Debenture is due December 15, 2003 and provides for accrual of interest beginning December 15, 2000 at a rate equal to the best lending rate of The Hong Kong and Shanghai Banking Corporation plus two percent. The Debenture is convertible into Tengtu's Common Stock at a conversion price of U.S.$.50 during the first year, U.S.$1.00 during the second year, U.S.$2.00 during the third year and U.S.$4.00 on any date thereafter. The unpaid balance of principal and interest outstanding at maturity, if any, may be converted by the holder into Tengtu Common Stock at the then existing market price minus twenty percent.

         The Warrant gives the holder the right to purchase 1,500,000 shares of Tengtu common stock at U.S.$1.00 per share during the first year, U.S.$2.00 per share during the second year and U.S.$4.00 thereafter. The Warrant shall become void three years after issuance.

         In connection with the purchase of the Debenture and Warrant, Tengtu and Top Eagle entered into an Investor Rights Agreement which provides that on or before June 15, 2000, Top Eagle may purchase additional convertible debentures for up to U.S.$3.5 million and receive additional warrants on substantially the same terms. The Investor Rights Agreement also provides the holder(s) of the Debenture, Warrant and or the shares issued upon conversion or exercise thereof, with registration and certain other rights.

         The Debenture and Warrant were offered and sold in reliance upon an exemption from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder. The facts relied upon for an exemption under Section 4(2) of the Act and Regulation D promulgated thereunder are as follows:

         1. Top Eagle is an "accredited investor" as defined in Rule 501 of Regulation D;

         2. The Debenture and Warrant were offered and sold in a private transaction without general solicitation or advertisement; and

         3. Top Eagle executed an investment representation letter stating that the Debenture and Warrant were acquired with an investment intent and not with a view to their distribution or resale.

         The full details of the Top Eagle investment are set forth in the Company's December 23, 1999 Form 8-K which is incorporated herein by reference.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
--------  -------------------------------------------------------

         The stock to be registered by the Company is its common stock, $.01 par value per share, which has the following characteristics:

         1. Voting Rights - each share of the Company's common stock is entitled to one vote at a meeting of shareholders shall be entitled to one vote. Pursuant to the Company's Certificate of Incorporation and By-Laws, a majority of the votes present, in person or by proxy, are necessary to take action; except that in order to elect directors, a plurality of votes is necessary and any "Business Combination Transaction" requires a vote of 80% of all outstanding shares. "Business Combination Transaction" is defined in the Company's Certificate of Incorporation as:

                           (a)      any merger or consolidation of the
                                    Corporation or any Subsidiary with (i) an Interested Stockholder or (ii) any other Person (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate or Associate of an Interested Stockholder; or

                           (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with, or proposed by or on behalf of, an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder, of any assets of the Corporation or any Subsidiary constituting not less than 5% of the total assets of the Corporation as reported in the consolidation balance sheet of the Corporation as of the end of the most recent quarter with respect to which such balance sheet has been prepared; or

                           (c) the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to, or proposed by or on behalf of an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) constituting not less than 5% of the total assets of the Corporation as reported in the consolidated balance sheet of the Corporation as of the end of the most recent quarter with respect to which such balance sheet has been prepared; or

                           (d) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation, or any spin-off or split-up of any kind of the Corporation or any Subsidiary, proposed by or on behalf of an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder; or

                           (e)      any reclassification of securities
                                    (including any reverse stock split), or
                                    recapitalization of the Corporation, or any merger or consolidation of the Corporation with any Subsidiary or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the percentage of the outstanding shares of (i) any class of equity securities of the Corporation or any Subsidiary or (ii) any class of securities of the Corporation or any Subsidiary convertible into equity securities of the Corporation or any Subsidiary, represented by securities of such class which are directly or indirectly owned by an Interested Stockholder and all of its Affiliates and Associates.

         2. Liquidation Rights - pursuant to the Company's Certificate of Incorporation, on any dissolution, liquidation or winding up of the Company, after there shall have been paid to or set aside for the holders of all outstanding shares of preferred stock the full preferential amount to which they are respectively entitled to receive, pro rata in accordance with the number of shares of each class outstanding, all the remaining assets of the Company will be available for distribution to its common stock holders. Presently, the Company does not have any shares of preferred stock outstanding.

         3. Preemption Rights - there are no preemption rights with respect to the Company's common stock.

         4. Liability to Further Calls or Assessment by the Registrant and for Liabilitiesof the Registrant Imposed on its Stockholders under State Statutes - under Delaware law, the Company's common stock is non-assessable. Therefore, once the Company's stock is paid for, there can be no further calls or assessment by the Company for liabilities of the Company.

         5. Restrictions on Alienability of the Company's Common Stock - the Company's common stock has not been registered under the Securities Act of 1933, as amended (the "Act"). Therefore, certain certificates which have not been hold for the requisite period under Rule 144, promulgated under the Act, have a restrictive legend preventing transfer unless pursuant to an exemption from the registration requirements under the Act.

ITEM 12.  INDEMNIFICATION OF OFFICERS AND DIRECTORS
--------  -----------------------------------------

         Pursuant to Article 8 of the Company's By-Laws, the Company is authorized to indemnify and hold harmless any person who was or is a director, consultant, officer, incorporator, employee or agent of the Company, or such other person acting at the request of the foregoing, from and against liability incurred as a result of the fact that he or she is or was director, consultant, officer, incorporator, employee or agent of the Company, or such other person acting at the request of the foregoing. The permitted indemnification is to the full extent permitted by the Delaware General Corporation Law ("GCL"). Under the GCL, a corporation may indemnify any of the foregoing persons as long as he or she was acting, in good faith, in the best interests of the corporation, and the corporation does not have reason to believe that the actions taken were unlawful.

         The Company presently does not have any Directors and Officers liability insurance.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
--------  -------------------------------------------


          Pages F-1 thru F-35

                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                              Financial Statements
                                  June 30, 1999

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders
Tengtu International Corp.

We have audited the accompanying consolidated balance sheet of Tengtu International Corp. and its subsidiaries as of June 30, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two fiscal years in the period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tengtu International Corp. and its subsidiaries as of June 30, 1999, and the results of their operations and their cash flows for each of the two fiscal years in the period then ended in conformity with United States generally accepted accounting principles.

The accompanying statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company incurred a net loss of $1,940,024 for the year ended June 30, 1999 and, as of that date, had a working capital deficiency of $2,420,503. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.
                              Moore Stephens, P.C.
                              Certified Public Accountants

New York New York September 26, 1999, except for Note 2 as to which the date is November 15, 1999.



                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1999

                                     ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                      $    115,552
    Accounts receivable, net of allowance for
         doubtful accounts of $209,981                                   50,625
    Due from related party                                              323,287
    Prepaid expenses                                                     29,903
    Inventories                                                          34,448
    Other receivables                                                    13,346
                                                                   ------------
                  Total Current Assets                                  567,161

PROPERTY AND EQUIPMENT, net                                           1,205,760

INVESTMENTS - at equity                                                  80,147

OTHER ASSETS                                                             58,844
                                                                   ------------
TOTAL ASSETS                                                       $  1,911,912
                                                                   ============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
    Accounts payable                                               $  1,475,409
    Accrued expenses                                                    404,776
    Due to related party consultants                                  1,059,549
    Other liabilities                                                    47,930
                                                                   ------------
                  Total Current Liabilities                           2,987,664
                                                                   ------------

COMMITMENTS [Note 8]

STOCKHOLDERS' DEFICIT
    Preferred stock, par value $.01 per share; authorized
     10,000,000 shares; issued -0- shares
    Common stock, par value $.01 per share; authorized
     100,000,000 shares; issued 19,477,607 shares                       194,777
    Additional paid in capital                                        9,220,096
    Accumulated deficit                                             (10,483,089)
    Accumulated Other comprehensive Income (Loss):
    Cumulative translation adjustment                                    (6,752)
                                                                   ------------
                                                                     (1,074,968)
    Less: Treasury stock, at cost, 78,420 common shares                    (784)
                                                                  -------------
                           Total Stockholders' Deficit               (1,075,752)
                                                                   ------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                        $  1,911,912
                                                                   ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.



                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           FOR THE YEAR ENDED JUNE 30,




                                                         1999              1998
                                                 ------------      ------------
SALES                                            $    624,121      $  3,223,170
COST OF SALES                                         769,608         3,010,160
                                                 ------------      ------------
GROSS INCOME (LOSS)                                  (145,487)          213,010
                                                 ------------      ------------
OPERATING EXPENSES
  Research and development                              1,440           511,889
  General and administrative                        1,474,452         3,410,907
  Bad Debts                                           143,347            66,898
  Advertising                                              19           128,709
  Selling                                              52,671           298,396
  Depreciation                                         43,217            97,858
  Write down of goodwill                                  -0-           180,000
                                                 ------------      ------------
                                                    1,715,146         4,694,657
                                                 ------------      ------------
OTHER INCOME (EXPENSE)
  Equity earnings in investee                         (65,274)           18,967
  Interest income                                       3,923            22,578
  Other income                                         35,585            38,088
                                                 ------------      ------------
                                                      (25,766)           79,633
                                                 ------------      ------------
NET LOSS                                         $ (1,886,399)     $ (4,402,014)
                                                 ============      ============
NET LOSS PER COMMON SHARE
 [Basic and Diluted]                             $       (.10)     $       (.23)
WEIGHTED AVERAGE NUMBER OF                         19,317,382        18,813,545
SHARES







              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                        STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

                                                                                                     ACCUMULATED
                                   COMMON STOCK        ADDITIONAL                                      OTHER
                                   ------------         PAID-IN    COMPREHENSIVE     ACCUMULATED    COMPREHENSIVE
                               SHARES       AMOUNT      CAPITAL     INCOME(LOSS)      DEFICIT        INCOME(LOSS)
                               ------       ------     ---------   -------------    ----------     -------------
Balance-June 30, 1997        18,797,107   $ 187,972    $9,399,678                  $(4,194,676)     $ (15,631)

Issuance of common stock
  In exchange for services
 at fair value-June 19, 1998    500,000       5,000        (5,000)        -0-             -0-            -0-
Amortization of deferred
related to stock options
issued in year ended
June 1997                         -            -0-           -0-          -0-             -0-            -0-
Other                             -            -0-            (27)        -0-             -0-            -0-
Other Comprehensive income:
 Foreign currency adjustment      -            -0-           -0-     $     6,296          -0-           6,296
Comprehensive Income:
 Net loss                         -            -0-           -0-      (4,402,014)   (4,402,014)          -0-
                                                                      -----------
Comprehensive Income                                                 $(4,395,718)
                            -----------     -------     ---------    ===========  ------------       --------

Balance-June 30, 1998        19,297,107     192,972     9,394,651                   (8,596,690)        (9,335)
Issuance of common stock
  related to deferred
  Compensation                  180,500       1,805         8,258          -0-           -0-            -0-
amortization of deferred
 compensation related to
 stock options and common
 stock for services                -            -0-           -0-          -0-           -0-            -0-
Other Comprehensive Income:
 Foreign currency adjustment       -            -0-           -0-    $     2,583         -0-            2,583
Comprehensive Income:
 Net loss                          -             -             -      (1,886,399)   (1,886,399)         -
                                                                     -----------
Comprehensive Income                                                 $(1,883,816)
                             ----------   ---------    ----------    ===========  ------------       --------

Balance - June 30, 1999      19,477,607   $ 194,777    $9,402,909                 $(10,483,089)      $ (6,752)
                             ==========   =========    ==========                 ============       ========








                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                        STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998


                                          TREASURY     UNAMORTIZED      STOCK-
                                          STOCK AT     DEFERRED        HOLDERS'
                                           COST       COMPENSATION      EQUITY
                                         ---------   ------------       ------
Balance-June 30, 1997                    $ (784)      $(770,313)       $4,606,246

Issuance of common stock
  In exchange for services
 at fair value-June 19, 1998                -0-           -0-           -0-
Amortization of deferred
related to stock options
issued in year ended
June 1997                                   -0-         293,750           293,750
Other                                       -0-           -0-                 (27)
Other Comprehensive income:
 Foreign currency adjustment                -0-           -0-               6,296
Comprehensive Income:
 Net loss                                   -0-           -0-          (4,402,014)

Comprehensive Income
                                        -------      ----------      -------------

Balance-June 30, 1998                      (784)       (476,563)          504,251
Issuance of common stock
  related to deferred
  Compensation                              -0-           -0-              10,063
amortization of deferred
 compensation related to
 stock options and common
 stock for services                         -0-         293,750           293,750
Other Comprehensive Income:
 Foreign currency adjustment                -0-           -0-               2,583
Comprehensive Income:
 Net loss                                    -             -           (1,886,399)

Comprehensive Income
                                        -------      ----------      -------------

Balance - June 30, 1999                  $ (784)     $ (182,813)    $  (1,075,752)
                                        ========     ==========      =============






              The accompanying notes are an integral part of these
                       consolidated financial statements.




                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEAR ENDED JUNE 30,

                                                                   1999        1998
                                                               -----------  ----------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                        $(1,886,399)  (4,402,014)
Adjustments to reconcile net loss
to net cash provided (used) by operating activities:
    Depreciation and amortization                                   292,808      289,613
    Provision for bad debt                                          143,081       66,900
    Noncash compensation expense on granting of stock options             0       50,000
    Investment - at equity                                           65,274       (3,560)
    Noncash compensation expense on shares issued for services      303,813      243,750
    Write-down of goodwill                                                0      180,000
    Changes in operating assets and liabilities:
    Decrease (Increase) in operating assets:
         Accounts receivable                                        (76,644)      79,738
         Prepaid expenses                                             5,307      559,611
         Inventories                                                191,164      248,840
         Advances to suppliers                                      122,415      180,908
         Other receivables                                           13,382       88,097
         Due from investee                                           50,000      (50,000)
         Advance                                                          0       50,228
         Due from related party                                     (32,762)    (258,891)
         Other assets                                               (44,307)      14,147
    Increase (Decrease) in operating liabilities:
         Accounts payable                                            87,615    1,084,875
         Accrued expenses                                            53,019     (256,879)
         Due to related party consultants                           481,124      518,931
         Due to related party                                             0      (49,756)
         Other liabilities                                           (1,768)     (24,430)
                                                                -----------   ----------
          Net Cash Provided (Used) by Operating Activities         (232,878)  (1,389,820)
                                                                -----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of property and equipment                             (63,959)    (945,135)
     Change from consolidation to equity accounting
        for investee                                                      0      (43,669)
                                                                -----------   ----------
         Net Cash Used by Investing Activities                      (63,959)    (988,804)
                                                                -----------   ----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                               2,583        3,867
                                                                -----------   ----------
DECREASE IN CASH AND CASH EQUIVALENTS                              (294,254)  (2,364,757)
CASH AND CASH EQUIVALENTS, beginning of year                        409,806    2,784,563
                                                                -----------   ----------
CASH AND CASH EQUIVALENTS, END OF YEAR                          $   115,552   $  409,806
                                                                ===========   ==========

NONCASH INVESTING AND FINANCING ACTIVITIES

     The Company  issued common stock valued at $10,063 for the year ended
June 30, 1999 in exchange for services.





              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  THE COMPANY

Tengtu International Corp. (The "Company") was incorporated in Delaware on May 6, 1988 as Galway Capital Corporation for the purpose of seeking potential ventures. After operating as a Development Stage Enterprise through 1991, the Company became inactive and remained so until May 1996, when control of it was acquired by several individuals. On May 24, 1996 the Company changed its name to Tengtu International Corp. The Company's main activities, which are carried out through its subsidiaries and investee are the development and marketing of educational software and other forms of electronic publishing in China and Canada.

2.  GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $1,886,399 for the year ended June 30, 1999 and, as of that date, had a working capital deficiency of $2,420,502. Those factors, as well as a significant downsizing of operations in its largest operating subsidiary for the year ended June 30, 1999, create an uncertainty about the Company's ability to continue as a going concern.

Management has developed a plan to alleviate these factors to enable the Company to continue as a going concern. The plan includes an injection of $250,000 into the Company, allocated approximately $150,000 as equity and $100,000 as debt; the majority of the funds was received by October 28, 1999. Additionally, the Chinese government has granted the minority owner of one of the Company's subsidiaries in China an exclusive license to upgrade the computer systems in grades kindergarten through twelve in the Chinese public school system. This project is intended to be carried out through the Company's subsidiary. In order to exploit this license, the minority owner has entered into three market development agreements, including one with Microsoft (China) Co., Ltd., to provide computer software and hardware to the schools. To help fund this project, the minority owner of the Company's subsidiary has received bank loans of approximately $4,600,000, which were received in two installments in September and November 1999. It is anticipated that the Company's subsidiary will receive advances if these monies from the minority owner of the subsidiary on an as needed basis. Additionally, the Company has entered into agreements with a number of its related party consultants (see Note 10) to defer payment of their respective fees until the company completes a major financing transaction either through equity or debt (see additional plans - Note 17a).

The ability of the Company to continue as a going concern is dependent on the success of its plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3.  SIGNIFICANT ACCOUNTING POLICIES

     a.  PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and subsidiaries over which it owns more than a 50% equity interest. Significant intercompany balances and transactions have been eliminated on consolidation.

         The Company contributed capital of $6,000,000 to a subsidiary in which the minority has a 43% interest. No portion of the $6,000,000 has been allocated to the minority as the joint venture agreement that concerns the subsidiary assigns all rights to that contribution to the Company. In accordance with Accounting Research Bulletin 51, the Company has charged to income the loss applicable to the minority interests that is in excess of the minorities' interests in the equity capital of the subsidiaries, including any guarantees or commitments from minority shareholders for further capital contributions.

         In the case of its joint venture subsidiary, the Company and the minority interest holder agreed that the contribution of software and hardware by the minority interest to the joint venture had no fair market value at the time of the contribution. The joint venture, therefore, assigned a $0 value of these assets. The minority also contributed a contract to the joint venture that gives the joint venture the right to provide the Chinese public school system with certain educational materials, including software and textbooks. A value of $0 was assigned to the contract by the joint venture as it could not create a reliable model of revenue streams or cash flows associated with the contract at the time of the contribution.

     b.  USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at June 30, 1999, and reported amounts of revenues and expenses during each of the two fiscal years then ended. Actual results could differ from those estimates.

     c.  REVENUE RECOGNITION

         Revenue from the sale of hardware is recognized when the products are delivered to the customer. Revenue from the sale of software products, which do not require any significant production, modification or customization for the Company's targeted users and do not have multiple elements, is recognized in accordance with paragraphs 7 and 8 of SOP 97-2. These paragraphs require four conditions to be present in order to recognize revenue: (1) persuasive evidence of an arrangement exists,
         (2) delivery has occurred, (3) the Company's fee is fixed and determinable and (4) collectibility is probable.

         Revenue from software license fees is recognized on a straight line basis over the term of the license.

         Hardware and software are delivered to customers at or at approximately the same time. Software is generally installed within approximately two weeks of delivery.

         The hardware sold includes personal desktop computers, printers, network servers, monitors, modems, hard drives and other storage media and cables. The Company's software cannot be installed until the hardware is delivered. Therefore, a delay in delivery of hardware will delay the recognition of software sales revenues.


     d.  INVENTORIES

         Inventories are priced at the lower of cost, on a weighted-average basis, or market and consist primarily of computer hardware and software.

     e.  PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation is provided primarily by the straight-line method over the estimated useful lives of the assets, which range from two to ten years.

     f.  GOODWILL

         Goodwill represented the excess of cost of an acquired subsidiary over the fair value of net assets acquired, and was amortized on the straight-line basis over ten years. [See Note 5].

     g.  CASH EQUIVALENTS

         The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     h.  INCOME TAXES

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to determine deferred tax assets and liabilities. The deferred assets and liabilities are determined based upon the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are assumed to reverse.

         The Company files a consolidated return with its subsidiaries that are eligible to be consolidated. Separate provisions for income tax are calculated for subsidiaries that are not eligible for consolidation into the U.S. federal income tax return.

     i.  LOSS PER SHARE

         Loss per common and common equivalent share is computed based on the weighted average number of common shares outstanding. Due to the antidilutive effect of the assumed exercise of outstanding common stock equivalents at June 30, 1999 and 1998, loss per share does not give effect to the exercise of these common stock equivalents in either year, but they may dilute earnings per share in the future.

     j.  ADVERTISING EXPENSE

         The Company expenses advertising costs as incurred.

     k.  IMPAIRMENT

         The Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. [See Note 5].


     l.  FOREIGN CURRENCY TRANSACTIONS/TRANSLATION

         The functional currency of the Company's subsidiary and joint venture in China is the renminbi. The Company's Canadian subsidiary uses the Canadian dollar as its functional currency. Foreign transaction gains and losses in the functional currencies are immaterial. Transactions denominated in other than the functional currencies are insignificant and therefore, foreign currency transaction gains and losses in non-functional currencies are also immaterial.


         Assets and liabilities of the financial statements of foreign subsidiaries and joint venture are translated into U.S. dollars utilizing the exchange rate at the balance sheet date, and revenues and expenses are translated using average exchange rates in effect during the year. Translation adjustments are accumulated and recorded as a separate component of stockholders' equity.

         Foreign currency transactions are translated into the functional currency at the exchange rate prevailing on the date of the transaction Material gains and losses from foreign currency transactions are reflected in the financial period in which the exchange rate changes.

         The Chinese government imposes significant exchange restrictions on transferring funds out of China for purposes unrelated to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.


     m.  ACCUMULATED OTHER COMPREHENSIVE INCOME

         Accumulated other comprehensive income represents the change in equity of the Company during the periods presented from foreign currency translation adjustments.

TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

3.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     n.  STOCK-BASED COMPENSATION

         On July 1, 1996, the Company adopted the disclosure requirements of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" for stock options and similar equity instruments (collectively, "options") issued to employees; however, the Company will continue to apply the intrinsic value based method of accounting for options issued to employees prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issues to Employees" rather than the fair value based method of accounting prescribed by SFAS No. 123. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

     o.  SOFTWARE COSTS

         Software development costs are capitalized if they are incurred after technological feasibility has been established. Purchased software is capitalized if it has an alternative future use. Research and development costs for new products or enhancement of existing software and purchased software that do not meet these requirements are expensed as incurred. Capitalized costs are amortized over the lesser of five years or the useful life of the related product.


4.   PROPERTY AND EQUIPMENT

     Property and equipment at June 30, 1999 is comprised as follows:


     Computer hardware                                 $   106,097
     Computer software                                       9,057
     Furniture and fixtures                                 45,479
     Automobiles                                           206,553
     Office equipment                                       89,369
     Leasehold improvement                                  27,137
     Idle equipment                                         73,305

     Production equipment                                1,256,574
                                                       -----------
     Total at Cost                                       1,813,571

     Less: accumulated depreciation                       (607,811)
                                                        ----------

     Net property and equipment                        $ 1,205,760
                                                       ===========

Depreciation charged to operations for the year ended June 30, 1999 and 1998 was $292,808 and $289,729, respectively, of which approximately $214,601 and $191,871 was included in cost of sales for the year ended June 30,1999 and June 30, 1998, respectively.

TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

5.       IMPAIRMENT OF GOODWILL

         During the fiscal year ended June 30, 1998, the Company recorded an impairment loss of $180,000 from the write down of goodwill. As a result of the loss for the year ended June 30, 1998, and the necessary revisions to the projected future undiscounted cash flows, there was no longer justification for the carrying value of goodwill resulting from the Company's investment in a joint venture of $200,000 ($100,000 cash and 2,000,000 common shares valued at $.05 per share) purchased in June 1996. Fair value of goodwill was based on the present value of estimated expected future cash flows from the related assets. As of June 30, 1998, goodwill of $200,000 and related accumulated amortization of $20,000 was written off.

6.       INCOME TAXES

         For the current year, none of the Company's operating subsidiaries will be included in its federal income tax return as these are all foreign entities and are therefore ineligible for consolidation.

         The Company has accumulated approximately $5,330,000 of operating losses that may be used to offset future federal taxable income. The utilization of the losses expire in years from 2005 to 2019. Due to an ownership change in the year ended June 30, 1996, annual utilization of approximately $265,000 of the losses is expected to be limited to an estimated $60,000 by current provisions of Section 382 of the Internal Revenue Code, as amended.

         As the Company is not liable for either current or deferred income taxes for the years ended June 30, 1999 and 1998, respectively, no provision is shown on the statement of operations. The Company has recorded a deferred tax asset of approximately $1,813,000 at June 30, 1999 and $1,486,000 at June 30, 1998 due principally to net operating losses. A valuation allowance of an identical amount has been recorded as the Company believes that it is more likely than not that the losses will not be utilized. The allowance has the effect of reducing the carrying value of the deferred tax asset to $0. The valuation allowance increased approximately $327,000 and $717,000 during the years ended June 30, 1999 and 1998 respectively. The Company is a U.S. company that operates through a branch office in Canada. As a U.S. company, it is required to file an income tax return and report those branch operations. The income tax returns have generated the above net operating losses.

         The net operating losses for the Company's Chinese joint venture and subsidiaries, total approximately $6,230,000. Net operating losses in China can be carried forward for five years. The Company's Chinese net operating losses expire between 2002 and 2004.


7.       CONCENTRATION OF CREDIT RISK

         The Company operates through subsidiaries located principally in Beijing, China and and investee in Toronto, Canada; the administrative office is in Vancouver, Canada. The Company grants credit to its customers in both geographic regions.

         The Company performs certain credit evaluation procedures and does not require collateral. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers, and based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


7.  CONCENTRATION OF CREDIT RISK (CONTINUED)

         The Company established an allowance for doubtful accounts at June 30, 1999 of $209,981. The Company believes any credit risk beyond this amount would be negligible.

         At June 30, 1999, the Company had approximately $96,700 of cash in banks uninsured. The Company did not have balances in excess of the federally insured amounts in U.S. banks.

         The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

         For the fiscal years ended June 30, 1999 and 1998 no customer accounted for more than 10% of total sales.

8.       COMMITMENTS AND CONTINGENCIES

         a. The Company has entered into a number of operating leases for office space. The minimum rental payments on these leases are as follows:


                 YEAR ENDING
                   JUNE 30,
                   --------
                     2000                                  $      80,810
                     2001                                         66,075
                     2002                                         51,340
                                                                  ------
                    Total                                  $     198,225
                                                                 =======


                  Rent expense for the years ended June 30, 1999 and 1998 has been charged as follows:

                                                                YEAR ENDED JUNE 30,
                                                                1999          1998
                                                                ----          ----

                  General and administrative expense          $  54,551   $  790,065
                  Research and development                            0      110,810
                  Selling expense                                 8,900       79,531
                  Cost of sales                                  52,114       72,257
                                                              ---------   -----------
                  Total rent expense                          $ 115,565   $1,052,663
                                                              =========   ===========

                  The Company has contracts with various executives and consultants. The minimum cash compensation due under these contracts is as follows:

                           YEAR ENDING
                             JUNE 30,
                             --------
                              2000                        273,750
                                                          -------

         b. The Company leased office space under an operating lease, expiring in July 2001. In May 1998, the Company terminated its lease agreement and rent expense of approximately $538,000 was accrued as of June 30, 1998, representing the remainder of the lease payments due under such lease. The liability is included in accrued expenses at June 30, 1999 and is part of rent expense within the Statement of Operations for the year ended June 30, 1998.

TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

8.  COMMITMENTS AND CONTINGENCIES (CONTINUED)

         c. The Company is committed to contribute $6,000,000 to the joint venture (see Note 5) and to begin making deferred compensation payments to its related party consultants (see Notes 2 and 10) upon the completion of its next major financing. However, the timing of the payment of deferred compensation and additional contributions is discretionary and not defined in any agreement. The Company's board of directors has not defined a "major financing transaction," and such definition will be wholly within its discretion.



9.      RELATED PARTY TRANSACTIONS

         In the normal course of business with the joint venturer, the Company generated a receivable balance of $293,287 which represents the net balance of advances to and from the Company during the year ended June 30, 1999. The Company advanced $30,000 to one of the officers during the year.

         During 1999 and 1998 respectively, the Company incurred consulting and related expenses of approximately $787,400 and $952,700 from officers and directors of the Company or its subsidiaries or companies controlled by these officers and directors. Approximately $249,500 of the amount incurred in fiscal year 1998 was paid during the same year. No payments have been made for the amounts incurred in fiscal year 1999.

         Of the total expenses incurred, approximately $243,750 for both 1999 and for 1998 represent the value of common shares issued for services to two officers. The officers entered into agreements with the Company in the year ended June 30, 1997 that entitled them to receive 500,000 and 100,000 shares, respectively, at the date the agreements were signed. Deferred compensation of $731,250 was recorded in the year ended June 30, 1997, and is being amortized over the three year term of each agreement.

TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

10.      STOCK OPTIONS

         The Company's Board of Directors approved two stock option plans for its employees, consultants and directors totaling 5,000,000 shares. The first stock option plan was approved on December 29, 1998 for two (2) million shares. The second stock option plan was approved on August 31, 1999 for three (3) million shares. Both plans were approved by the shareholders of the Company.

         The maximum number of shares granted to any individual under the two stock option plans is 300,000 shares. The following were granted stock options under the first plan in March, 1999 (1997 Plan), but have not yet exercised the options.

         Pak Cheung, Chairman and CEO                           300,000 shares
         Barry Clark, President and Director                    300,000 shares
         Jack Lian, Director                                    300,000 shares
         Hai Nan, Director                                      300,000 shares
         Xiao Feng Lin, President, Tengtu United                300,000 shares
         Greg McLelland, Vice President                         150,000 shares*
         Simon Hui, VP Finance and Controller                    75,000 shares
         Michael Meakes, VP - Iconix                             50,000 shares
         Other Employees                                        300,000 shares**
         Gordon Reid, Director                                   75,000 shares
         John Watt, Director                                     75,000 shares
         Michael Nikiforuk, Director                             75,000 shares

                                    Sub-total                  2,300,000 shares

         * On April 8, 1997, the Company entered into an agreement with Gregory McLelland to provide consulting services and to serve as an officer of the Company. The term of the agreement is three years. The agreement provides a $125,000 annual salary, 100,000 shares of common stock upon signing of the agreement and options to purchase 50,000 shares of common stock annually for three years.

         ** To various employees of TIC Beijing and Tengtu United who are not officers or directors of the Company.

         The shortfall in the 1997 Plan was made up from shares included in the 1999 Plan.

         The following were granted stock options under the 1999 Plan but have not yet exercised the options:

         Simon Hui, VP Finance and Controller                     75,000 shares


         All of the stock options granted under the 1997 Plan, except for 150,000 issued to Greg McLelland (see above and the following paragraph), had an exercise price greater than the market price on the date of grant, and therefore, no compensation expense has been recognized for these options. The contractual life of the options under both plans cannot exceed ten years from the date of grant. The Board of Directors determines the life, but has not yet done so for the options granted.

         The following table summarized information concerning currently outstanding and exercisable stock options.


                          Outstanding        Weighted Average   Exercisable at
         Exercise Price   at June 30, 1999   Contractual Life   June 30, 1999
         --------------   ----------------   ----------------   --------------
              $.25             150,000          8.0 years          150,000
               .218          1,850,000          9.5 years        1,850,000

         Greg McLelland was granted options on April 8, 1997 to purchase
         150,000 shares of common stock at one-third of the market price of the stock at the date of grant. The options are vested equally over three years, beginning with the year ended June 30, 1997. At June 30, 1999, there is no remaining contractual life. Because the exercise price of the options was below the market price at the date of grant, the Company has recorded deferred compensation expense of $150,000 in accordance with APB Opinion No. 25 and related interpretations. The deferral is being recognized ratably over three years, with $50,000 being charged to operations for the years ended June 30, 1999 and 1998.

         Had the Company elected to recognize compensation expense for all options grantedusing the fair value method prescribed by SFAS 123, the Company's net loss and net loss per share would be the pro forma amounts indicated below:


                                                   YEARS ENDED JUNE 30,
                                                   --------------------

                                                 1999                1998
                                                 ----                ----
              Net Loss as Reported           $(1,886,399)        $(4,402,014)
              Pro Forma Net Loss              (2,176,401)         (4,416,348)
              Loss Per Share as Reported            (.10)               (.23)
              Pro Forma Loss Per Share              (.11)               (.23)


         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted average fair value of stock options granted to employees used in determining pro forma amounts is estimated at $1.31 for Mr. McLelland's 150,000 options and $.15 for the remaining 1,850,000.

         The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the pro forma amounts with the following weighted average assumptions:


                                                JUNE 30, 1999     JUNE 30, 1997
                                                -------------     -------------
               Risk Free Interest Rate               4.5               6.5
               Expected Life                         2.0               1.8
               Expected Volatility                  13.7              16.2
               Expected Dividends                   None              None

TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


11.      AUTHORITATIVE PRONOUNCEMENTS

         In June 1997 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". Both are effective for financial statements for fiscal years beginning after December 15, 1997.
         SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 131 changes how operating segments are reported in the annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to shareholders.

         Both standards have been adopted in these financial statements.

         In February 1998, the FASB issued SFAS No. 132, "Employers Disclosure about Pensions and Other Postretirement Benefits", which is effective for fiscal years beginning after December 15, 1997. The modified disclosure requirements are not expected to have a material impact on the Company's results of operations, financial position or cash flows.

         The FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated, for example, gains or losses related to changes in the fair value of a derivative not designated as a hedging instrument is recognized in earnings in the period of the change, while certain types of hedging may be initially reported as a component of other comprehensive income (outside earnings) until the consummation of the underlying transaction.

         SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Initial application of SFAS No. 133 should be as of the beginning of a fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No. 133. Earlier application of all the provisions of SFAS No. 133 is not to be applied retroactively to the financial statements of prior periods. The Company will evaluate the new standard to determine any required new disclosures or accounting.

TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)



12.      SUBSEQUENT EVENT

         a. In July, 1999, the Company incorporated a holding company, Edsoft Platforms (Canada) Inc. ("Edsoft") in which it owns 55%. Edsoft owns 100% of a newly incorporated company, Edsoft Platforms (H.K.) Limited which markets educational software in Hong Kong. The Company will contribute technology and a group of private investors, in July 1999, has advanced approximately $250,000 into Edsoft as a shareholder's loan, bearing a 10% interest rate. One half of the loan can be convertd into common shares of the Company at $3 per share if the loan is not paid in full after 3 years.

13.      LITIGATION

         In December 1998 one of the company's Chinese subsidiaries reached a court settlement with one of its suppliers that requires the subsidiary to return approximately $93,500 of inventory to the supplier. This amount has been removed from inventory and the liability is included in accounts payable at June 30, 1999.

14.      PRESENTATION

         Certain amounts in the June 30, 1998 financial statements have been reclassified to correspond with the June 30, 1999 presentation.

15.      SUBSEQUENT EVENT (UNAUDITED)

         a.       EQUITY FINANCING

         The Company is negotiating for additional equity financing of approximately $5,000,000, which will be contributed to Edsoft Platforms (H.K.) Limited (see Note 13a). The potential investor will then own approximately 20% of that company.


16.       ALLOWANCE FOR BAD DEBTS


FOR THE
YEAR ENDED   BALANCE-    CHARGED TO   CHARGED TO                    BALANCE-
JUNE 30,     BEGINNING   EXPENSE      OTHER ACCTS.   DEDUCTIONS     ENDING
----------   ---------   ----------   ----------     ----------     --------

 1998         $   --      $ 66,900      $  --          $  --        $ 66,900
 1999          66,900      143,081         --             --         209,981

                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                              Financial Statements
                                  June 30, 1998



                              MOORE STEPHENS, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS


                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Shareholders

Tengtu International Corp.

We have audited the accompanying consolidated balance sheet of Tengtu International Corp. and its subsidiaries as of June 30, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two fiscal years in the period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tengtu International Corp. and its subsidiaries as of June 30, 1998, and the results of their operations and their cash flows for each of the two fiscal years in the period then ended in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $4,402,014 and utilized $1,389,820 in cash for operations for the year ended June 30, 1998, and, as of that date, had a working capital deficiency of $1,090,316. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Moore Stephens, P.C.
Certified Public Accountants

New York, New York
April 1, 1999

Except for Note 8b
as to which the date is
May 25, 1999





                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1998

                                     ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                       $   409,806
    Accounts receivable, net of allowance for
         doubtful accounts of $66,900                                   117,062
    Due from related party                                              290,525
    Due from investee                                                    50,000
    Prepaid expenses                                                     35,210
    Inventories                                                         225,613
    Advances to suppliers                                               122,415
    Other receivables                                                    26,728
                                                                    -----------
                  Total Current Assets                                1,277,359

PROPERTY AND EQUIPMENT, net                                           1,434,609

Investment - at equity                                                  145,421

OTHER ASSETS                                                             14,537

TOTAL ASSETS                                                        $ 2,871,926
                                                                    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                $ 1,387,795
    Accrued expenses                                                    930,182
    Other liabilities                                                    49,698
                                                                    -----------
                  Total Current Liabilities                           2,367,675
                                                                    -----------

COMMITMENTS [Note 8]

STOCKHOLDERS' EQUITY
    Preferred stock, par value $.01 per share authorized
     10,000,000 shares; issued -0- shares
    Common stock, par value $.01 per share; authorized
     100,000,000 shares; issued 19,297,107 shares                       192,972
    Additional paid in capital                                        9,394,651
    Accumulated deficit                                              (8,596,690)
    Cumulative translation adjustment                                   ( 9,335)
                                                                    -----------
                                                                        981,598
    Less: Treasury stock, at cost, 78,420 common shares                    (784)
    Less: unamortized deferred compensation                            (476,563)
                                                                    -----------
                  Total Stockholders' Equity                            504,251
                                                                    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $ 2,871,926
                                                                    ===========




              The accompanying notes are an integral part of these
                       consolidated financial statements.




                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                    FOR THE YEAR ENDED JUNE 30,
                                                     1998              1997
                                                     ----              ----
SALES                                            $  3,223,170      $  2,135,066
COST OF SALES                                       3,010,160         2,133,911
                                                 ------------      ------------
GROSS INCOME                                          213,010             1,155
                                                 ------------      ------------
OPERATING EXPENSES
  Research and development                            511,889         1,041,092
  General and administrative                        3,477,805         2,688,089
  Advertising                                         128,709            41,793
  Selling                                             298,396            81,875
  Depreciation and amortization                        97,858            66,992
  Write down of goodwill                              180,000               -0-
                                                 ------------      ------------
                                                    4,694,657         3,919,841
                                                 ------------      ------------
OTHER INCOME (EXPENSE)

  Equity earnings in investee                          18,967               -0-
  Interest income                                      22,578           100,916
  Other income                                         38,088               -0-
  Other costs (Note 13)                                   -0-          (111,620)
                                                 ------------      ------------
                                                       79,633           (10,704)
                                                 ------------      ------------
NET LOSS                                         $ (4,402,014)     $ (3,929,390)
                                                 ============      ============

NET LOSS PER COMMON SHARE
 [Basic and Diluted]                             $       (.23)     $       (.22)

WEIGHTED AVERAGE NUMBER OF SHARES                  18,813,545        17,470,174

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
    During the fiscal year ended June 30, 1997 the Company issued 2,000,000 shares of common stock for the acquisition of a subsidiary.










              The accompanying notes are an integral part of these
                       consolidated financial statements.



                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                        STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED JUNE 30, 1998 AND 1997



                                    COMMON STOCK        ADDITIONAL                CUMULATIVE    TREASURY    UNAMORTIZED    STOCK-
                                    ------------         PAID-IN     ACCUMULATED
TRANSLATION    STOCK AT     DEFERRED      HOLDERS'
                                SHARES       AMOUNT       CAPITAL       DEFICIT     ADJUSTMENT    COST     COMPENSATION    EQUITY
                                ------       ------       -------       -------     ----------  ---------  ------------     ------
Balance-June 30, 1996         15,377,750   $ 153,778    $  859,095    $(265,286)      $ -0-     $ -0-        $  -0-    $   747,587

Issuance of common stock       3,419,357      34,194     7,659,333         -0-          -0-       -0-           -0-      7,693,527

Deferred compensation
related to stock options
issued below market value                        -0-       150,000         -0-          -0-       -0-       (100,000)       50,000

Deferred compensation
related to shares to be
issued for services at
fair market value                   -0-                    731,250                                          (670,313)       60,937

Translation adjustment                           -0-           -0-         -0-      (15,631)      -0-           -0-        (15,631)

Treasury stock                                   -0-           -0-         -0-          -0-      (784)          -0-           (784)

Net loss - year ended June
30, 1997                                         -0-           -0-    (3,929,390)       -0-       -0-           -0-     (3,929,390)
                              ----------   ---------    ----------    -----------    --------    ------    ---------    -----------
Balance - June 30, 1997       18,797,107   $ 187,972    $9,399,678   $(4,194,676)  $(15,631)   $ (784)     $(770,313)  $ 4,606,246

Issuance of common stock
in exchange for services at      500,000       5,000        (5,000)          -0-        -0-       -0-           -0-             -0-
fair value - June 19, 1998

Amortization of deferred
compensation related to
stock options issued in
year ended June 30, 1997                         -0-           -0-           -0-        -0-       -0-        293,750       293,750

Adjustment to
minority interest                                -0-           (27)          -0-        -0-       -0-           -0-            (27)

Translation adjustment                           -0-           -0-                     6,296                                 6,296
Net loss - year ended
June 30, 1998                                    -0-           -0-    (4,402,014)       -0-       -0-           -0-     (4,402,014)
                              ----------   ---------    ----------    -----------   --------    ------    ---------    -----------
Balance - June 30, 1998       19,297,107   $ 192,972    $9,394,651   $(8,596,690)   $(9,335)   $ (784)   $  (476,563)   $  504,251
                              ==========   =========    ==========    ==========    =======    ======    ===========    ==========






              The accompanying notes are an integral part of these
                       consolidated financial statements.




                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        FOR THE YEAR ENDED JUNE 30,
                                                                            1998          1997
                                                                            ----           ----

CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                             $(4,402,014)   (3,929,390)
     Adjustments to reconcile net loss
     to net cash used by operating activities:
         Depreciation and amortization                                        289,613        66,992
         Provision for bad debt                                                66,900          -0-
         Offset of software purchase price by licensing fee revenue              -0-        (54,180)
         Cumulative translation adjustment                                       -0-        (15,631)
         Noncash compensation expense on granting of stock options             50,000        50,000
         Investment - at equity                                                (3,560)         -0-
         Noncash compensation expense on shares to be issued                  243,750        60,937
         Adjustment of interest in joint venture                                 -0-         50,000
         Write-down of goodwill                                               180,000          -0-
         Changes in operating assets and liabilities:
         Decrease (Increase) in operating assets:
              Accounts receivable                                              79,738      (263,700)
              Prepaid expenses                                                559,611      (612,635)
              Inventories                                                     248,840      (474,453)
              Advances to suppliers                                           180,908      (303,323)
              Other receivables                                                88,097      (126,500)
              Organization Costs                                                 -0-        (10,294)
              Advance                                                          50,228          -0-
              Due from investee                                               (50,000)         -0-
              Due from related party                                         (258,819)         -0-
              Other assets                                                     14,147          -0-
         Increase (Decrease) in operating liabilities:
              Accounts payable                                              1,084,875       317,106
              Accrued expenses                                                262,052       668,130
              Due to related party                                            (49,756)       74,128
              Other liabilities                                               (24,430)       94,578
                                                                          -----------   -----------
               Net Cash Used by Operating Activities                       (1,389,820)   (4,408,235)
                                                                          -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of property and equipment                                      (945,135)   (1,000,729)
     Change from consolidation to equity accounting
        for investee                                                          (43,669)         -0-
                                                                          -----------   -----------
         Net Cash Used by Investing Activities                               (988,804)   (1,000,729)
                                                                          -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of common stock                                                     -0-     7,693,527
                                                                          -----------   -----------

         Net Cash Provided by Financing Activities                                -0-     7,693,527
                                                                          -----------   -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                         3,867          -0-
                                                                          -----------   -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           (2,374,757)    2,284,563
CASH AND CASH EQUIVALENTS, beginning of year                                2,784,563       500,000
                                                                          -----------   -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                    $   409,806   $ 2,784,563
                                                                          ===========   ===========





              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.     THE COMPANY

Tengtu International Corp. (The "Company") was incorporated in Delaware on May 6, 1988 as Galway Capital Corporation for the purpose of seeking potential ventures. After operating as a Development Stage Enterprise through 1991, the Company became inactive and remained so until May 1996, when control of it was acquired by several individuals. On May 24, 1996 the Company changed its name to Tengtu International Corp. The Company's main activities, which are carried out through its subsidiaries, are the development and marketing of educational software and other forms of electronic publishing in China and Canada.

As shown in the accompanying financial statements, , the Company incurred a net loss of $4,402,014 and utilized $1,389,820 in cash for operations for the year ended June 30, 1998, and, as of that date, had a working capital deficiency of $1,090,316. Those factors, as well as a significant downsizing of operations in its largest operating subsidiary, create an uncertainty about the Company's ability to continue as a going concern.

Management has developed a plan to alleviate these factors to enable the Company to continue as a going concern. The plan includes a private placement of stock to inject cash into the Company, the reduction of operating expenses to a minimum and deferral of payments of consulting fees, the expansion of its Canadian investee through a financing of approximately $650,000, which was received in January 1999, and the use of government project financing to expand its operations in China. The ability of the Company to continue as a going concern is dependent on the success of its plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

2.       SIGNIFICANT ACCOUNTING POLICIES

     a.       PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and subsidiaries over which it owns more than a 50% interest. The Statement of Operations, Stockholders' Equity and Cash Flows for the year ended June 30, 1997 include a subsidiary that is accounted for in the June 30, 1998 financial statements using the equity method due to the Company's equity interest in the entity falling below 50%. Significant intercompany balances and transactions have been eliminated on consolidation. The Company contributed capital of $6,000,000 to a subsidiary in which the minority has a 43% interest. No portion of the $6,000,000 has been allocated to the minority as the joint venture agreement that concerns the subsidiary assigns all rights to that contribution to the Company. In accordance with Accounting Research Bulletin 51, in the case of one subsidiary, the Company has charged to income the loss applicable to the minority interest as the loss was in excess of the minority's interest in the equity capital of the subsidiary.

         In the case of its joint venture subsidiary, the Company and the minority interest holder agreed that the contribution of software and hardware by the minority interest to the joint venture had no fair market value at the time of the contribution. The joint venture, therefore, assigned a $0 value of these assets. The minority also contributed a contract to the joint venture that gives the joint venture the right to provide the Chinese public school system with certain educational materials, including software and textbooks. A value of $0 was assigned to the contract by the joint venture as it could not create a reliable model of revenue streams or cash flows associated with the contract at the time of the contribution.

     b.       USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at June 30, 1998, and reported amounts of revenues and expenses during each of the two fiscal years then ended . Actual results could differ from those estimates.

                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

     2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         c.       REVENUE RECOGNITION

         Revenue from the sale of hardware is recognized when the products are delivered to the customer. Revenue from the sale of software products, which do not require any significant production, modification or customization for the Company's targeted users and do not have multiple elements, is recognized in accordance with paragraphs 7 and 8 of SOP 97-1. These paragraphs require four conditions to be present in order to recognize revenue: (1) persuasive evidence of an arrangement exists,
         (2) delivery has occurred, (3) the Company's fee is fixed and determinable and (4) collectibility is probable.

         Revenue from software license fees is recognized on a straight line basis over the term of the license.

         Hardware and software are delivered to customers at or at approximately the same time. Software is generally installed within approximately two weeks of delivery.

         The hardware sold includes personal desktop computers, printers, network servers, monitors, modems, hard drives and other storage media and cables. The Company's software cannot be installed until the hardware is delivered. Therefore, a delay in delivery of the hardware will delay the recognition of software sales revenues.

         d.       INVENTORIES

         Inventories are priced at the lower of cost, on a weighted-average basis, or market and consist primarily of computer hardware and software.

         e.       PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation is provided primarily by the straight-line method over the estimated useful lives of the assets, which range from two to ten years.

         f.       ORGANIZATION COSTS

         These costs consist primarily of incorporation and business registration fees for subsidiaries of the Company and are being amortized on a straight line basis over sixty months.

         g.       GOODWILL

         Goodwill represented the excess of cost of an acquired subsidiary over the fair value of net assets acquired, and was to be amortized on the straight-line basis over ten years. [See Note 4].

         h.       CASH EQUIVALENTS

         The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

         i.       INCOME TAXES

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" , which requires an asset and liability approach to determine deferred tax assets and liabilities. The deferred assets and liabilities are determined based upon the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are assumed to reverse.

         The Company files a consolidated return with its subsidiaries that are eligible to be consolidated. Separate provisions for income tax are calculated for subsidiaries that are not eligible for consolidation into the U.S. federal income tax return.

         j.      LOSS PER SHARE

         Income per common and common equivalent share is computed based on the weighted average number of common shares outstanding. Due to the antidilutive effect of the assumed exercise of outstanding common stock equivalents at June 30, 1998 and 1997, earnings per share does not give effect to the exercise of these common stock equivalents in either year.

                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

         k.      ADVERTISING EXPENSE

         The Company expenses advertising costs as incurred.

         l.      IMPAIRMENT

         The Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. [See Note 4].

         m.      FOREIGN CURRENCY TRANSACTIONS/TRANSLATION

         The functional currency of the Company's subsidiaries in China is the renminbi. The Company's Canadian subsidiary (June 30, 1997 only) uses the Canadian dollar as its functional currency. Foreign transaction gains and losses in the functional currencies are immaterial. Transactions denominated in other than the functional currencies are insignificant and therefore, foreign currency transaction gains and losses are immaterial.

         Assets and liabilities of the financial statements of foreign subsidiaries are translated into U.S. dollars utilizing the exchange rate at the balance sheet date, and revenues and expenses are translated using average exchange rates in effect during the year. Translation adjustments are accumulated and recorded as a separate component of stockholders' equity.

         Foreign currency transactions are translated into the functional currency at the exchange rate prevailing on the date of the transaction Material gains and losses from foreign currency transactions are reflected in the financial period in which the exchange rate changes.

         The Chinese government imposes significant exchange restrictions on transferring funds out of China for purposes unrelated to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.


         n.      STOCK-BASED COMPENSATION

         On July 1, 1996, the Company adopted the disclosure requirements of Financial Accounting Standards ("SFAS" No. 123, "Accounting for Stock-Based Compensation" for stock options and similar equity instruments (collectively, "options") issued to employees; however, the Company will continue to apply the intrinsic value based method of accounting for options issued to employees prescribed by Accounting Principles Board ("PB" Opinion No. 25, "Accounting for Stock Issues to Employees" rather than the fair value based method of accounting prescribed by SFAS No. 123. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

         o.      SOFTWARE COSTS

         Software development costs are capitalized if they are incurred after technological feasibility has been established. Purchased software is capitalized if it has an alternative future use. Research and development costs for new products or enhancement of existing software and purchased software that do not meet these requirements are expensed as incurred. Capitalized costs are amortized over the lesser of five years of the useful life of the related product.

                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

3.       PROPERTY AND EQUIPMENT

     Property and equipment at June 30, 1998 is comprised as follows:


     Computer hardware                                   $   161,580

     Computer software                                        27,391
     Furniture and fixtures                                   44,886
     Automobiles                                             205,698
     Office equipment                                         81,274
     Leasehold improvement                                     3,816
     Production equipment                                  1,227,683
                                                           ---------
                                                           1,752,328

     Less: accumulated depreciation                         (317,720)
                                                            ---------


     Net property and equipment                          $ 1,434,609
                                                         ===========

Depreciation charged to operations for the year ended June 30, 1998 and 1997 was $289,613 and $66,992, respectively, of which approximately $191,755 was included in cost of sales for the year ended June 30,1998.

4.                IMPAIRMENT OF GOODWILL

         During the fiscal year ended June 30, 1998, the Company recorded an impairment loss of $180,000 from the write down of goodwill. As a result of the current year's loss and the necessary revisions to the projected future undiscounted cash flows, there is no longer justification for the carrying value of goodwill resulting from the Company's investment in a joint venture of $200,000 ($100,000 cash and 2,000,000 common shares valued at $.05 per share) purchased in June 1996. As of June 30, 1998 and 1997 the Company's interest in the joint venture was 57%. Fair value of goodwill was based on the present value of estimated expected future cash flows from the related assets. As of June 30, 1998, goodwill of $200,000 and related accumulated amortization of $20,000 was written off.

5.                INCOME TAXES

         For the current year, none of the Company's operating subsidiaries will be included in its federal income tax return as these are all foreign entities and are therefore ineligible for consolidation.

         The Company has accumulated approximately $4,370,000 of operating losses which may be used to offset future federal taxable income. The utilization of the losses expire in years from 2005 to 2018. Due to an ownership change in the year ended June 30, 1996, annual utilization of approximately $265,000 of the losses is expected to be limited to an estimated $60,000 by current provisions of Section 382 of the Internal Revenue Code, as amended.

                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

5.       INCOME TAXES (CONTINUED)

         As the Company is not liable for either current or deferred income taxes for the years ended June 30, 1998 and 1997, respectively, no provision is shown on the statement of operations. The Company has recorded a deferred tax asset of approximately $1,486,000 at June 30, 1998 and $769,000 at June 30, 1997 due principally to net operating losses. A valuation allowance of an identical amount has been recorded, as the Company believes that it is more likely than not that the losses will not be utilized. The allowance has the effect of reducing the carrying value of the deferred tax asset to $0. The valuation allowance increased approximately $717,000 and $769,000 during the years ended June 30, 1998 and 1997 respectively.

         The Company is a U.S. Company that operates through a branch office in Canada. As a U.S. Company, it is required to file an income tax return and report those branch operations. The income tax returns have generated the above net operating losses.

         The net operating losses for the Company's Chinese subsidiaries total approximately $5,551,000. Net operating losses in China can be carried forward for five years. The Company's Chinese net operating losses expire between 2002 and 2003.

6.                WARRANTS

         The Company has 9,675,000 of warrants outstanding, which can be exercised to purchase a like number of shares of common stock at a price of $1.00. The warrants expire on July 30, 1998.

7.                CONCENTRATION OF CREDIT RISK

         The Company operates through subsidiaries located principally in Beijing, China and an investee in Toronto, Canada; the administrative office is in Vancouver, Canada. The Company grants credit to its customers in both geographic regions. At June 30, 1997, approximately 97% of the accounts receivable balance was due from customers in China. As of June 30, 1997, a balance from one customer accounted for approximately 38% of the accounts receivable balance.

         The Company performs certain credit evaluation procedures and does not require collateral. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers, and based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited. The Company established an allowance for doubtful accounts at June 30, 1998 of $66,900. The Company believes any credit risk beyond this amount would be negligible.

         At June 30, 1998, the Company had approximately $423,000 of cash in banks uninsured. The Company did not have balances in excess of the federally insured amounts in U.S. banks.

         The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

8.                COMMITMENTS AND CONTINGENCIES

         The Company has entered into a number of operating leases for office space. The minimum rental payments on these leases are as follows:


      YEAR ENDED
       JUNE 30,
       --------
         1999                                     $     108,200
         2000                                            29,600
         2001                                            14,800
                                                         ------
                                                  $     152,600


                  Rent expense for the years ended June 30, 1998 and 1997 has been charged as follows:


                                                          YEAR ENDED JUNE 30,
                                                           1998        1997
                                                           ----        ----

             General and administrative expense         $  790,065      $235,379
             Research and development                      110,810       112,767
             Selling expense                                79,531        23,357
             Cost of sales                                  72,257         -0-
                                                        ----------      --------
             Total rent expense                         $1,052,663      $371,503
                                                        ==========      ========

             The Company has contracts with various executives and consultants. The minimum cash compensation due under these contracts is as follows:

                           YEAR ENDED
                           JUNE 30,
                           --------
                           1999                 $365,000
                           2000                  274,000
                                                 -------
                                                $639,000
                                                ========


In addition to the cash compensation, the Company is committed to issue 100,000 common shares to an employee.

In January 1998, the Company terminated its contract with a consultant effective May 1998. The Company completed negotiating a settlement with the consultant in May 1999. The settlement requires the Company to pay up to $120,000 to the consultant depending upon the Company's future cash flows and payments to other consultants and executives, as well as the issuance of 80,500 shares of the Company's common stock to the consultant. The settlement (both cash and fair value of the common stock) of $130,000 has been recorded as a liability as of June 30, 1998.

                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

8.       COMMITMENTS (CONTINUED)

         The Company leased office space under an operating lease, expiring in July 2001. In May 1998, the Company terminated its lease agreement and rent expense of approximately $538,000 was accrued as of June 30, 1998, representing the remainder of the lease payments due under such lease. The liability is included in accrued expenses at June 30, 1998 and is part of rent expense within the Statement of Operations for the year ended June 30, 1998.

         The Company is committed to contribute $6,000,000 to the joint venture (see Note 4) upon the completion of its next major financing.

9.                FOREIGN OPERATIONS

         The Company operated principally through its subsidiaries for the year ended June 30, 1997, in two geographic areas: China and Canada. Following is a summary of information by area for that year ended June 30, 1997:



Net sales to unaffiliated customers:                       FOR THE YEAR
                                                          ENDED JUNE 30,
                                                               1997
                                                            -----------

China                                                         $2,125,700
Canada                                                             -0-
                                                             -----------
                                                              $2,125,700
                                                             ===========

Income (loss) from operations:

China                                                        $(1,891,100)
Canada                                                            24,500
                                                             -----------
                                                              (1,915,600)
Other income                                                     110,300
General corporate expenses                                    (2,063,100)
Net loss as reported in accompanying statements              $(3,868,400)
                                                             ===========


Identifiable assets:



       China                                                  $4,561,500


       Canada                                                    252,500
                                                             -----------

                                                               4,814,000

       General corporate assets                                  950,000
                                                             -----------


       Total assets as reported in accompanying statements    $5,764,000
                                                             ===========


There were no interarea sales in fiscal 1997. Identifiable assets are those that are identifiable with operations in each geographical area. General corporate assets consist primarily of cash, cash equivalents, fixed assets, and prepayments.

                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

10.                RELATED PARTY TRANSACTIONS

         In the normal course of business with the joint venturer, the Company generated a receivable balance of $290,525 which represents the net balance of advances to and from the Company during the year ended June 30, 1998. During 1998 and 1997 respectively, the Company incurred consulting and related expenses of approximately $952,700 and $754,600 from officers and directors of the Company or its subsidiaries or companies controlled by these officers and directors. Approximately $249,500 and $634,200 of these amounts were paid during the years ended June 30, 1998 and 1997, respectively. Of the total expenses incurred, approximately $243,750 for 1998 and $60,900 for 1997 represent the value of common shares issued for services to two officers. The officers entered into agreements with the Company in the year ended June 30, 1997 that entitled them to receive 500,000 and 100,000 shares, respectively, at the date the agreements were signed. Deferred compensation of $731,250 was recorded in the year ended June 30, 1997, and is being amortized over the three year term of each agreement.



11.                STOCK OPTIONS

         On April 8, 1997, the Company granted options to an employee to purchase 150,000 shares of common stock at one-third of the market price at that date. The options are vested equally over three years, beginning with the year ended June 30, 1997. At June 30, 1998, the remaining contractual life is nine years. Because the exercise price of the options was below the market price at the date of grant, the Company has recorded deferred compensation expense of $150,000 in accordance with APB Opinion No. 25 and related interpretations. The deferral will be recognized ratably over three years, with $50,000 being charged to operations for the years ended June 30, 1998 and 1997.

         Had the Company elected to recognize compensation expense using the fair value method prescribed by SFAS 123, the Company's net loss and net loss per share would be the pro forma amounts indicated below:


                                                    YEARS ENDED JUNE 30,

                                               1998                   1997
                                               ----                   ----

              Net Loss as Reported             $(4,402,014)        $(3,929,390)

              Pro Forma Net Loss                (4,416,348)         (3,943,724)
              Loss Per Share as Reported              (.23)               (.22)
              Pro Forma Loss Per Share                (.23)               (.23)


         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted average fair value of stock options granted to employees used in determining pro forma amounts is estimated at $1.29 during 1997. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for the pro forma amounts with the following weighted average assumptions:

                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

11.      STOCK OPTIONS (CONTINUED)


                                                          JUNE 30, 1997
                                                          -------------
                Risk Free Interest Rate                       6.5
                Expected Life                                 1.8
                Expected Volatility                           16.2
                Expected Dividends                            None

12.      AUTHORITATIVE PRONOUNCEMENTS

         In June 1997 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". Both are effective for financial statements for fiscal years beginning after December 15, 1997. The Company will adopt both statements on July 1, 1998. Financial position and results of operation are not expected to be materially affected by adoption of the statements.

         SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. While SFAS No. 130 is effective for fiscal years beginning after December 15, 1997, earlier adoption is permitted. Reclassification of the financial statements for earlier periods is required. Management is in the process of determining its preferred format. The adoption of SFAS No. 130 will have no impact on the Company's consolidated results of operations, financial position or cash flows.

         SFAS No. 131 changes how operating segments are reported in the annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997 and comparative information for earlier years is to be restated. SFAS No. 131 need not be applied to interim financial statements in the initial year of application. The Company is in the process of evaluating the disclosure requirements.

         In February 1998, the FASB issued SFAS No. 132, "Employers Disclosure about Pensions and Other Postretirement Benefits", which is effective for fiscal years beginning after December 15, 1997. The modified disclosure requirements are not expected to have a material impact on the Company's results of operations, financial position or cash flows.

         The FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends intended use of the derivative and how it is designated, for example, gains or losses related to changes in the fair value of a derivative not designated as a hedging instrument is recognized in earnings in the period of the change, while certain types of hedging may be initially reported as a component of other comprehensive income (outside earnings) until the consummation of the underlying transaction.

         SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of SFAS No. 133 should be as of the beginning of a fiscal quarter; on that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No. 133. Earlier application of all the provisions of SFAS No. 133 is not to be applied retroactively to the financial statements of prior periods. The Company will evaluate the new standard to determine any required new disclosures or accounting.


13.      OTHER COSTS

         In September and October of 1996, the Company made three payments to two different vendors totaling $111,620. These payments were authorized by a former officer of the Company. However, the Company does not appear to have supporting documentation showing that those payments were for the benefit of the Company and has not been able to obtain such documentation from the payees. Without this supporting documentation, the Company cannot determine if these payments were for valid business reasons and, therefore, the total of the payments is shown as a separate line item on the Statement of Operations for the year ended June 30, 1997. In fiscal year 1998, legal counsel of the Company has pursued these transactions. Despite these legal efforts, the Company has been unsuccessful in its attempt and therefore continues to believe these costs should be expensed.


                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                     FOR THE QUARTER ENDED DECEMBER 31, 1999
                                   (UNAUDITED)

                                     ASSETS
                                               As At         As At          As At
                                           Dec 31, 1999   Sept 30,1999   June 30, 1999
                                           ------------   ------------   -------------

CURRENT ASSETS

    Cash and cash equivalents              $ 1,592,330    $   315,822    $   115,552
    Accounts receivable, net of
     allowance for doubtful accounts
     of $209,981                                69,726         69,424         50,625
    Due from related party                     294,063        289,080        323,287
    Prepaid expenses                            37,627         47,262         29,903
    Inventories                                 38,517         38,592         34,448
    Other receivables                           27,011         26,131         13,346
                                              ---------------------------------------

                  Total Current Assets       2,059,274        786,311        567,161

PROPERTY AND EQUIPMENT, net                  1,072,005       1,125,491     1,205,760

INVESTMENTS - at equity                              0          84,640        80,147

OTHER ASSETS                                    13,144          13,144        58,844
                                              ---------------------------------------

TOTAL ASSETS                               $ 3,144,423       2,009,586     1,911,912
                                             ========================================

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
    Accounts payable and accrued expenses  $ 1,822,767       1,892,892     1,880,185
    Due to related party consultants         1,299,549       1,179,549     1,059,549
    Other liabilities                           47,732          47,732        47,930
                                             ---------------------------------------
                  Total Current Liabilities  3,170,048       3,120,173     2,987,664
                                             ---------------------------------------
SHAREHOLDERS' LOAN                             361,455         357,935             0
                                             ---------------------------------------
CONVERTIBLE DEBENTURE                        1,500,000               0             0
Less:Discount on Convertible Debenture        (346,154)
                                             ---------------------------------------
                                             1,153,846               0             0

STOCKHOLDERS' DEFICIT
    Preferred stock, par value $.01
    per share;authorized 10,000,000 shares;
    issued -0- shares
    Common stock, par value $.01
    per share; authorized 100,000,000
    shares; issued 20,557,607 shares           205,577         194,777         194,777
    Additional paid in capital               9,599,546       9,347,158       9,220,096
    Paid in capital-convertible debenture    1,153,846               0               0
    Paid in capital-warrant                    346,154               0               0
    Accumulated deficit                    (12,813,906)    (10,976,558)    (10,483,089)

     Cumulative translation adjustment         (31,359)        (33,115)         (6,752)
                                              -----------------------------------------
                                            (1,540,142)     (1,467,738)     (1,074,968)

    Less: Treasury stock, at cost,
     78,420 common shares                         (784)           (784)           (784)
                                             -----------------------------------------
          Total Stockholders' Deficit       (1,540,926)     (1,468,522)     (1,075,752)
                                             -----------------------------------------

TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIT                      $ 3,144,423       2,009,586       1,911,912
                                             ===========================================

              The accompanying notes are an integral part of these
                       consolidated financial statements.


                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     FOR THE QUARTER ENDED DECEMBER 31, 1999
                                  (UNAUDITED)

                                                      Quarter Ended Quarter Ended
                                        Year to Date     Dec 31        Sept 30
                                           1999           1999           1999
                                         --------      -----------    --------
SALES                                  $ 163,225           95,724        67,501
COST OF SALES                            195,320          121,025        74,295
                                       -----------------------------------------------
GROSS LOSS                               (32,095)         (25,301)       (6,794)
                                       -----------------------------------------------

OPERATING EXPENSES
  Research and development                     0                0             0
  General and administrative           1,023,752          552,436       471,316
  Advertising                                  0                0             0
  Selling                                 29,646           12,819        16,827
  Depreciation and amortization            7,445            4,018         3,427
                                       -----------------------------------------------
                                       1,060,843          569,273       491,570
                                       -----------------------------------------------
OTHER INCOME (EXPENSE)
  Equity earnings in investee            (84,640)         (89,133)        4,493
  Interest income                            607              205           402
  Other income                                 0                0             0
  Interest expense-
    convertible debenture             (1,153,846)      (1,153,846)            0
                                       -----------------------------------------------
                                      (1,237,879)      (1,242,774)        4,895
                                       -----------------------------------------------
NET LOSS                            $ (2,330,817)      (1,837,348)     (493,469)
                                    ==================================================
NET LOSS PER COMMON SHARE              $   (0.12)           (0.09)        (0.03)


WEIGHTED AVERAGE NUMBER OF SHARES     19,545,922       19,614,237    19,477,607







              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                        STATEMENT OF STOCKHOLDERS' DEFICIT
                   FOR THE QUARTER ENDED DECEMBER 31, 1999


                                     COMMON STOCK        ADDITIONAL     PAID-IN         PAID-IN        ACCUMULATED        OTHER
                                     ------------         PAID-IN       CAPITAL         CAPITAL       COMPREHENSIVE    ACCUMULATED
                                SHARES       AMOUNT       CAPITAL       CONV DEB        WARRANT        INCOME(LOSS)      DEFICIT
                                ------       ------       -------      ----------      --------        ------------    -----------
Balance-June 30, 1998         19,297,107   $ 192,927    $9,394,651              0             0                        $(8,596,690)

Issuance of common stock
 related to deferred
 Compensation                    180,500       1,805         8,258

Amortization of deferred
compensation related to
stock options and common
stock for services

Other Comprehensive income:
 Foreign currency adjustment                                                                                  2,583

Comprehensive Income:
 Net loss                                                                                                               (1,886,399)

Comprehensive Income                                                                                     (1,886,399)
                              ----------    --------     ---------     ----------    ----------         -----------    -----------
                                                                                                         (1,883,816)
Balance-June 30, 1999         19,477,607     194,777     9,402,909              0             0                        (10,483,089)

Amortization of deferred
compensation related to
stock options and common
stock for services

Issuance of stock options
for services - at fair value                                53,625

Other Comprehensive Income:
 Foreign currency adjustment                                                                                (26,363)

Comprehensive Income:
 Net loss quarter ended
Sept 30, 1999                                                                                                             (493,469)

Comprehensive Income                                                                                       (493,469)
                                                                                                        -----------
                                                                                                           (519,832)
                              ----------    --------     ---------     ----------    ----------         -----------    -----------
Balance - Sept 30, 1999       19,477,607   $ 194,777    $9,402,909              0             0                        (10,976,588)

Other Comprehensive Income:
Foreign currency adjustment                                                                                   1,756

Issuance of common stock       1,080,000      10,800       178,950

Paid-in Capital-Conv Deb                                                1,153,846

Paid-in Capital-Warrant                                                                 346,154


Amortization of deferred
compensation related to
stock options and common
stock for services

Comprehensive Income
Net loss-quarter ended
Dec 31, 1999                                                                                                            (1,837,348)


Comprehensive Income                                                                                     (1,837,348)
                                                                                                           --------
                                                                                                         (1,835,592)
                              ----------    --------     ---------     ----------    ----------         -----------    -----------
Balance - Dec 31, 1999        20,557,607   $ 205,577    $9,635,484      1,153,846       346,154                      $ (12,813,906)




                               COMMON
                               STOCK         TREASURY   UNAMORTIZED     STOCK-
                            COMPREHENSIVE   STOCK AT     DEFERRED       HOLDERS'
                             INCOME(LOSS)     COST      COMPENSATION     DEFICIT
                            ------------    ---------- ------------     ------
Balance-June 30, 1998          (9,335)       $ (784)      $(476,563)   $ 504,251

Issuance of common stock
Related to deferred
compensation                                                              10,063

Amortization of deferred
compensation related to
stock options and common
stock for services                                          293,750      293,750

Other Comprehensive income:
 Foreign currency adjustment    2,583                                      2,583

Comprehensive Income:
 Net loss                                                             (1,886,399)

Comprehensive Income
                            ----------    ----------     ----------   -----------

Balance-June 30, 1999          (6,752)         (784)       (182,813)  (1,075,752)

Amortization of deferred
compensation related to
stock options and common
stock for services                                           73,437       73,437

Issuance of stock options
for services - at fair value                                              53,625

Other Comprehensive Income:
Foreign currency adjustment   (26,363)                                   (26,363)

Comprehensive Income:
Net loss quarter ended
Sept 30, 1999                                                           (439,844)

Comprehensive Income
                            ----------    ----------     ----------  ------------
                              (33,115)       $ (784)     $ (109,376) $(1,468,522)
Balance - Sept 30, 1999


Other Comprehensive
Income; Foreign currency
adjustment                      1,756                                      1,756

Issuance of common stock                                                 189,750

Paid -in Capital-Conv Deb                                              1,153,846

Paid-in Capital-Warrant                                                  346,154

Amortization of deferred
compensation related to
stock options and common
stock for services                                           73,438       73,438

Comprehensive Income:
Net loss-quarter ended
Dec 31, 1999                                                          (1,837,348)

Comprehensive Income
                            ----------    ----------     ----------  -------------

Balance-Dec 31, 1999          (31,359)    $    (784)        (35,938)  (1,540,926)



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                    TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                           CONSOLIDATED STATEMENT OF CASH FLOWS
                     FOR THE QUARTER ENDED DECEMBER 31, 1999
                                   (UNAUDITED)

                                           Year to Date     Dec 31         Sept 30
                                              1999           1999            1999

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                   $(2,330,817)   $(1,837,348)   $ (439,844)
Adjustments to reconcile net loss to
 net cash used by operating activities
   Depreciation and amortization               114,999         55,015         59,984
   Noncash compensation expense on
     shares issued for services                336,625        263,128         73,437
   Noncash compensation expense on granting
   of stock options                             53,625              0         53,625
   Noncash paid-in capital - convertible
   Debenture                                 1,153,846      1,153,846              0

   Investment-at equity                         80,147         84,640         (4,493)
   Changes in operating assets
   and liabilities
     Decrease(Increase)
     on operating assets:
       Accounts receivable                      (19,101)         (302)       (18,799)
       Prepaid Expenses                          (7,724)        9,635        (17,359)
       Inventories                               (4,069)           75         (4,144)
       Other receivables                        (13,665)         (880)       (12,785)
       Due from related party                    29,224        (4,983)        34,207
       Other assets                              45,700             0         45,700
     Increase (Decrease)
     on operating liabilities:
       Accounts payable                         (57,418)      (70,125)        12,707
       Due to related party consultants         240,000       120,000        120,000
       Other liabilities                           (198)            0           (198)
                                              ---------------------------------------
   Net Cash Used by Operating Activities       (378,826)      (227,239)      (151,587)
                                              ---------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Property and equipment                          18,756        (1,529)        20,285
                                              ---------------------------------------
  Net cash Used by Investing Activities          18,756        (1,529)        20,285

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in shareholders' loan                 361,455         3,520        357,935
 Increase in convertible debenture            1,153,846     1,153,846              0
 Paid in capital-warrant                        346,154       346,154              0
                                             ---------------------------------------
  Net Cash Provided by Financing Activities   1,861,455     1,503,520        357,935
                                             ---------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH         (24,607)        1,756        (26,363)
                                             ---------------------------------------
INCREASE(DECREASE) IN CASH
  AND CASH EQUIVALENTS                        1,476,778     1,276,508        200,270

CASH AND CASH EQUIVALENTS,
beginning of quarter                            115,552       315,822        115,552

CASH AND CASH EQUIVALENTS, end of quarter   $ 1,592,330     1,592,330        315,822
                                            =========================================


NONCASH INVESTING AND FINANCING ACTIVITIES

The Company issued common stock valued at $189,750 in exchange for services for the quarter ended December 31, 1999.
The Company issued a $1,500,000 convertible debenture with a discount of $364,154 for the quarter ended December 31, 1999.  The interest amortized on the convertible debenture of $1,153,846 was also expensed.



              The accompanying notes are an integral part of these
                       consolidated financial statements.

NOTES

BASIS OF PRESENTATION

           The accompanying unaudited condensed consolidated financial statements of the Company for the six month period ended December 31, 1999 have been prepared in accordance with generally accepted accounting principles for interim financial statements and include all adjustment (consisting of normal recurring adjustments) that the Company considers necessary for a fair presentation of the operating results and cash flows for those periods. These condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements for the fiscal year ended June 30, 1999 on pages F-1 through F-15 of this filing.

           Statements of operations and cash flows for the six months ended December 31, 1998 cannot be provided. The Company has only recently gained the capability of producing quarterly financial statements, filing its first Form 10-Q for the fiscal quarter ended December 31, 1999. Prior to that time, because of financial reporting problems in China, and the differing fiscal years of the Company's Chinese subsidiaries and joint venture from the Company, interim financial statements were not produced.

1.       Principles of Consolidation

         In accordance with Accounting Research Bulletin 51, in the case of the Company's Tengtu United joint venture and Edsoft Platforms (Canada), Ltd. and Edsoft Platforms (H.K.) Limited subsidiaries, the Company has charged to income the losses applicable to the minority interests as the losses were in excess of the minorities' interests in the equity capital of the joint venture and subsidiaries.

         In the case of its joint venture subsidiary, the Company and the minority interest holder agreed that the contribution of software and hardware by the minority interest to the joint venture had no fair market value at the time of the contribution. The joint venture, therefore, assigned a $0 value of these assets. The minority also contributed a contract to the joint venture that gives the joint venture the right to provide the Chinese public school system with certain educational materials, including software and textbooks. A value of $0 was assigned to the contract by the joint venture as it could not create a reliable model of revenue streams or cash flows associated with the contract at the time of the contribution.

2.       $1.5 million Convertible Debenture and Warrant

         On December 23, 1999, Tengtu received an investment of U.S.$1,500,000 in exchange for a four year Floating Convertible Debenture ("Debenture") convertible into shares of Tengtu's $.01 par value common stock ("Common Stock") and a separate Common Stock Warrant ("Warrant") for the purchase of 1,500,000 shares of Common Stock. The purchaser of the Debenture and Warrant is Top Eagle Holdings Limited, a British Virgin Islands company ("Top Eagle").

         The Debenture is due December 15, 2003 and provides for accrual of interest beginning December 15, 2000 at a rate equal to the best lending rate of The Hong Kong and Shanghai Banking Corporation plus two percent. The Debenture is convertible into Tengtu's Common Stock at a conversion price of U.S.$.50 during the first year, U.S.$1.00 during the second year, U.S.$2.00 during the third year and U.S.$4.00 on any date thereafter. The unpaid balance of principal and interest outstanding at maturity, if any, may be converted by the holder into Tengtu Common Stock at the then existing market price minus twenty percent.

         The Warrant gives the holder the right to purchase 1,500,000 shares of Tengtu Common Stock at U.S.$1.00 per share during the first year, U.S.$2.00 per share during the second year and U.S.$4.00 thereafter. The Warrant shall become void three years after issuance.

         In connection with the purchase of the Debenture and Warrant, Tengtu and Top Eagle entered into an Investor Rights Agreement which provides that on or before June 15, 2000, Top Eagle may purchase additional convertible debentures for up to U.S.$3.5 million and receive additional warrants on substantially the same terms. The Investor Rights Agreement also provides the holder(s) of the Debenture, Warrant and or the shares issued upon conversion or exercise thereof, with registration and certain other rights.

        The effective interest rate of the debenture is 8.5%.

           Because the no portion of the price paid by Top Eagle was for the Warrants, the Warrants were assigned a value by the Company and the Debenture was discounted by that amount. The interim financial statements reflect entries of $346,154 for a discount to the Debenture and paid in capital for the Warrant. This value was assigned as follows. On the date that the Debenture and Warrant were sold to Top Eagle, the Company's stock was trading at $1.60 per share and the Warrant was exercisable at $1.00. Therefore, the Warrant had a value between $.00 and $.60 per share. The Company chose to value the Warrant at $.30 per share. The gross amount of the Debenture and Warrant were therefore $1.5 million (Debenture) plus $450,000 (Warrant - $.30 x 1,500,000) for a total of $1.95 million.

           Of the $1.95 million, the Warrant represents 23.08% ($450,000/$1.95 million). The discount to the Debenture was calculated by multiplying the percentage of the total represented by the Warrant (23.08%) by the total proceeds received from the sale ($1.5 million). The discount to the Debenture was therefore equal to $346,154 and the Debenture was discounted to $1,153,846 ($1.5 million - $346,154).

           On the date the Debenture was issued, the conversion price was $.50 and the market price was $1.60. The conversion feature was valued at the full adjusted amount of the Debenture, after valuation of the Warrant, of $1,153,846. Appropriate adjusting entries were made in the balance sheet, income statement, statement of shareholders deficit and statement of cash flows in accordance with EITF 98-5.

3.         Issuances of Shares

           During the six month period ended December 31, 1999, the Company issued 1,080,000 shares of its common stock as follows. All issuances were either based on market value at the time of issuance or were the result of the exercise of options previously issued.

SHAREHOLDER                   NO. OF SHARES   SHARE PRICE         TOTAL PROCEEDS
-----------                   -------------   -----------         --------------

Zhang Fan Qi (Director)       750,000            $.200               $150,000
Hecht & Steckman, P.C.        150,000             .125                 18,750
(legal counsel)
Hecht & Steckman, P.C.         60,000             .100                  6,000
The Cavior Organization       120,000             .125                 15,000
(P.R. Firm)
                              -------------
                              1,080,000

4.         Commitment to Issue Shares/Subsequent Events

           In January, 2000, the Company and Comadex Industries, Ltd. entered into a consulting agreement for the employment of Pak Cheung as the Company's Chairman and CEO. Pursuant to that agreement, if Pak Cheung is able to raise $3,000,000 or more in capital for the Company or a 50% or more owned joint venture or subsidiary, Comadex shall receive an option to purchase 1,000,000 shares of Tengtu stock at the closing price on the day the capital is received by Tengtu.

5.         Subsequent Events/Agreement with Microsoft China

           Pursuant to a cooperation agreement with Microsoft China, Tengtu United began delivery of a bundled package of software to the Chinese K-12 schools. The average retail price charged to the schools is $2,500. Sales made through distributors are at a discount from retail.

6.         H.K.$2,000,000 Loan to Edsoft Platforms (Canada) Ltd.

           In July, 1999, Goodwill Technologies Ltd. loaned Edsoft Platforms (Canada) Ltd. H.K.$2,000,000 ($U.S.261,000) in exchange for a debenture convertible into Tengtu's common stock if the loan is not repaid in three years.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
--------  ---------------------------------------------------------------
          FINANCIAL DISCLOSURE
          --------------------

         On June 4, 1997, the Company engaged Deloitte & Touche, LLP as its independent accountant. On September 17, 1997 Deloitte & Touche LLP resigned. The reasons for the resignation are set forth in the Company's September 24, 1997 Form 8-K, which is hereby incorporated by reference.

         As set forth in the Company's January 20, 1998 Form 8-K, which is hereby incorporated by reference, on January 20, 1998, the Company retained Moore Stephens, P.C. as its new independent auditor.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS
--------  ---------------------------------

(a) The following financial statements are incorporated in this filing above:

         1. Tengtu International Corp. and Subsidiaries audited financial statements for the fiscal year ended June 30, 1998;

         2. Tengtu International Corp. and Subsidiaries audited financial statements for the fiscal year ended June 30, 1999;

         3. Tengtu International Corp. and Subsidiaries unaudited financial statements for the fiscal quarter ended September 30, 1999;

         4. Tengtu International Corp. and Subsidiaries unaudited financial statements for the fiscal quarter ended December 31, 1999.

(b)      Index of Exhibits

           1.   Exhibit (3)(i) - Articles of Incorporation

           2.   Exhibit (3)(ii) - By-Laws

           3.   Exhibit (9) - Voting Trust

           4.   Exhibit (10) - Material contracts

                - 1999 Non-Qualified Stock Option Incentive Plan

                -  English Translation of Microsoft Cooperation Agreement

                - Consulting Agreement between Tengtu and B.D. Clark and Associates, Ltd.,

                - Tengtu United Joint Venture Agreement and the amendment thereto,

                - Iconix agreement with Dell Products, L.P.,

                -  Employment agreement between Tengtu and Jing Lian,

                - Consulting agreement between Comadex Industries, Ltd. and Tengtu.,

                - UserNetTM Software Acquisition Agreement,

                - Consulting Agreement between Tengtu and B.D. Clark and Associates, Ltd.,

                - Top Eagle Holdings, Ltd. Convertible Debenture and Warrant Purchase Agreement contained in the Tengtu December 23, 1999 Form 8-K.

                - Top Eagle Holdings, Ltd. Investor Rights Agreement contained in the Tengtu December
                23, 1999 Form 8-K.

                - Top Eagle Holdings, Ltd. Convertible Debenture contained in the Tengtu December
                23, 1999 Form 8-K.

                - Top Eagle Holdings, Ltd. Common Stock Warrant contained in the
                  Tengtu December 23, 1999 Form 8-K.

           5.   Exhibit(16) - Letter re: Change in Certifying Accountant

           6.   Exhibit (21) -  List of Subsidiaries

           7.   Exhibit(99) - Additional Exhibits

                -  December 23, 1999 Form 8-K

                -  September 24, 1997 Form 8-K

                -  January 20, 1998 Form 8-K

                - Tengtu International Corp. and Subsidiaries audited financial statements for the fiscal year ended June 30, 1998

                - Tengtu International Corp. and Subsidiaries audited financial statements for the fiscal year ended June 30, 1999

                - Tengtu International Corp. and Subsidiaries unaudited financial statements for the fiscal quarter ended December 31, 1999

                              SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TENGTU INTERNATIONAL CORP.
--------------------------
    (Registrant)

Date:  May 23, 2000
      --------------


By:/s/ PAK KWAN CHEUNG
   -------------------
   Pak Kwan Cheung, Chairman of the Board of Directors
   and Chief Executive Officer